Notice of Annual & Special
Meeting of Shareholders

Management Proxy Circular
April 9, 2014

April 9, 2014

Dear Shareholder:

On behalf of the Board of Directors and Management of AuRico Gold Inc., we would like to invite you to attend the annual and special meeting of Shareholders:

Date:	Friday, May 9, 2014
Time:	10:00 a.m. (Toronto time)
Location:	TMX Broadcast Centre, 130 King Street West, Toronto, Ontario

During 2013, the Company executed on a number of strategic initiatives. The most notable accomplishment was the commissioning of the shaft and hoisting system at the Young-Davidson mine in northern Ontario, which will support production growth over the next several years. Other highlights since the last meeting of Shareholders include the following:

•	We achieved safety milestones at each operation

•	We delivered quarter-over-quarter improvements in operating performance, including seven consecutive quarters of quarter-over-quarter production growth

•	We declared commercial production at the Young-Davidson underground mine

•	We identified new mineralization at the El Chanate mine

•	We strengthened corporate governance practices

•	We reduced G&A expenses at our operations and in the corporate offices

•	We delivered on our promise of consistent, reliable, sustainable growth

The enclosed Management Proxy Circular contains information about voting instructions, the business of the meeting, the nominated directors, and corporate governance practices and how the Company compensates its executives and directors. At the meeting, we will also discuss highlights from 2013 and some of our plans for the future. Management and many members of the Board of Directors will also be available to meet you and answer any questions that you may have.

Your participation in the affairs of the Company is important to us. Please take this opportunity to exercise your vote, either in person at the meeting or by completing and returning your proxy form.

We look forward to seeing you at the meeting.

Alan R. Edwards	Scott G. Perry
Chairman	President and Chief Executive Officer

PLEASE TAKE A MOMENT TO VOTE
YOUR PARTICIPATION IS IMPORTANT TO US

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TABLE OF CONTENTS

PART 1: VOTING INFORMATION	4

Who can vote?	4
How to vote?	4
Revoking Your Proxy	6
Processing Your Vote	6
Solicitation of Proxies	6
Electronic Delivery of Material	7

PART 2: BUSINESS OF THE MEETING	7

1. Receiving the Consolidated Financial Statements	7
2. Election of Directors	8
3. Appointment of Auditors	13
4. Approval of Advance Notice By-Law	14
5. Approval of Amended By-Law No. 1	15
6. Approval of Amended and Restated ESPP	16

PART 3: ABOUT AURICO	22

Corporate Governance Practices	22
Role of the Board of Directors	23
Director Independence	26
Committees of the Board	26

PART 4: DIRECTOR COMPENSATION	31

PART 5: EXECUTIVE COMPENSATION	35

Report of the Human Resources Committee	35
Composition and Role of the Human Resources Committee	36
Compensation Discussion and Analysis	39
2013 Total Direct Compensation	43
Incentive Plan Awards	53
Equity Ownership Requirement	54
Current Incentive Plans	55
Other Compensation and Benefits	60
Equity Compensation Plan Information	62
Termination and Change in Control Benefits	62

PART 6: OTHER INFORMATION	65

Indebtedness of Directors and Executive Officers	65
Interest of Informed Persons in Material Transactions	65
Management Contracts	65
Other Matters	65
Additional Information	65
Approval of Directors	65

APPENDIX A: BOARD MANDATE	66

APPENDIX B: ADVANCE NOTICE BY-LAW	69

APPENDIX C: AMENDED AND RESTATED BY-LAW NO. 1	72

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of common shares (the “Common Shares” and the holders of the Common Shares, the (“Shareholders”)) of AuRico Gold Inc. (the “Company”) will be held at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Friday, May 9, 2014, at 10:00 a.m. (Toronto time), in order to:

i.	Receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2013, and the auditors’ report thereon;

ii.	Elect the Company’s directors who will serve until the next annual meeting of Shareholders;

iii.	Appoint KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to set the auditors’ remuneration;

iv.	Consider and, if deemed advisable, pass an ordinary resolution of Shareholders, confirming and ratifying the Company’s Advance Notice By-Law;

v.	Consider and, if deemed advisable, pass an ordinary resolution of Shareholders confirming and ratifying the amendments to the Company’s By-Law No. 1;

vi.

Consider and, if deemed advisable, pass an ordinary resolution of Shareholders confirming and ratifying the Company’s Amended and Restated Employee Share Purchase Plan to, among other things, replenish the common shares reserved for issuance under the plan and to specify amendments to the plan that would require shareholder approval;

vii.	Consider and, if deemed advisable, pass a non-binding, advisory resolution accepting the Company’s approach to executive compensation; and

viii.	Transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The accompanying management proxy circular (the “Circular”) forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting, including the text of the resolutions relating to the matters set forth in items iv. to vii. above.

You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares of the Company at the close of business on April 9, 2014 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario

April 9, 2014

By Order of the Board of Directors,

Alan R. Edwards
Chairman of the Board

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MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of AuRico Gold Inc. (the “Company” or “AuRico”) for use at the annual and special meeting (the “Meeting”) of the holders of common shares of the Company (the “Common Shares” and the holders of the Common Shares, the “Shareholders”) to be held on Friday, May 9, 2014 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment or postponement thereof. Unless otherwise noted, information in this Circular is given as at April 9, 2014.

Part 1: VOTING INFORMATION

Who can vote?

Registered and beneficial Shareholders

You have the right to vote if you owned Common Shares of the Company on April 9, 2014, which is known as the record date. Each Common Share you own entitles you to one vote.

You are a registered Shareholder if the Common Shares are registered in your name. This means that your name appears in the Shareholders’ register maintained by our transfer agent, Computershare Investor Services Inc. You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account.

Common shares outstanding and principal holders of our Common Shares

On April 9, 2014, the Company had 247,983,891 Common Shares issued and outstanding.

Management is not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of our voting shares.

How to vote?

You can vote in person or by proxy. Voting by proxy means you are giving someone else the authority to attend the Meeting and vote your shares for you (called your proxyholder).

Completing the proxy form

This package includes either a proxy form (for registered holders) or voting instruction form (for beneficial holders) that includes the names of AuRico officers or directors who are proxyholders. When you vote by proxy, you are giving them the authority to vote your shares for you according to your instructions. If you return your proxy form or voting instruction form and do not specify how you want to vote your shares, one of these officers will vote your shares for the items.

You can also appoint someone else to be your proxyholder. Print his or her name in the space provided on the form, or by completing another proxy form. The person does not need to be a Shareholder. Your vote can only be counted if he or she attends the meeting and votes on your shares according to your instructions. If you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit.

Your proxyholder will vote according to your instructions on these items and on any ballot that may be called for. If there are changes or new items, your proxyholder has the discretionary authority to vote your shares on these items as he or she sees fit.

Returning your proxy form

To be effective, we must receive your completed proxy form or voting instruction no later than 5:00 p.m. (Toronto time) on May 7, 2014.

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If the Meeting is postponed or adjourned, we must receive your completed form by 5:00 p.m. (Toronto time), two full business days before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and he is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

Exercise of discretion

With respect to any matter specified in the proxy, if no voting instructions are provided, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy FOR the approval of such matter.

The nominee named in your proxy form will vote or withhold from voting in accordance with your instructions on any ballot that may be called for. The proxy will confer discretionary authority on the nominee with respect to matters identified in the proxy form for which a choice is not specified and any other matter that may properly come before the Meeting or any postponement or adjournment thereof, whether or not the matter is routine or contested.

As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting. If any amendment, variation or other matter properly comes before the Meeting, the nominee intends to vote in accordance with the nominee’s best judgment.

Registered shareholders

Registered shareholders can vote by proxy or in person in one of the following ways:

Voting by proxy

Telephone

Call 1-866-732-8683 toll-free or 1-312-588-4290 direct and follow the instructions. You will need your control number, which appears below your name and address on the proxy form.

Internet

Go to www.investorvote.com and follow the instructions on screen. You will need your control number, which appears below your name and address on the proxy form.

Fax

Complete both sides of the proxy form, sign and date it and fax both sides to our transfer agent, Computershare, Attention: Proxy Department, at 1-416-263-9524 or 1-866-249-7775 (North America).

Mail

Complete, sign and date the form and return it in the envelope provided, or send it to: Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Canada.

By appointing someone to attend in person

This person does not need to be a Shareholder. Strike out the two names that are printed on the form and print the name of the person you are appointing as your proxyholder in the space provided. Complete your voting instructions, sign and date the form. Make sure the person you are appointing is aware that he or she has been appointed and attends the meeting on your behalf. Your proxyholder should see a representative of Computershare when he or she arrives at the Meeting.

Attending the Meeting in person

When you arrive at the Meeting, see a representative of Computershare to register your attendance. Voting in person will automatically cancel any completed proxy form you previously submitted.

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Non-registered shareholders

Non-registered or beneficial shareholders have two ways to vote:

Voting instruction form

If you received a voting instruction form from Computershare or from your nominee, follow the instructions provided on the form. Complete the form and choose the method you prefer for submitting your voting instructions. If you return your form and do not specify how you want to vote your shares, the AuRico officers named in the form will vote your shares “for” the matters.

Attending the Meeting in person

When you arrive at the meeting, see a representative of Computershare. You can vote your shares in person at the Meeting if you advise your nominee to appoint you as proxyholder. Print your name in the blank space provided on the voting instruction form and follow the instructions provided by your nominee. You do not need to complete the rest of the form because your vote will be taken and counted at the Meeting.

Revoking Your Proxy

Registered shareholders

You can revoke a vote you made by proxy in one of three ways:

1.	Complete a new proxy form that is dated later than the proxy form you want to revoke, and then mailing it to Computershare, so they receive it by 5:00 p.m. (Toronto time) on May 7, 2014;

2.	Send a notice in writing from you or your attorney to our Investor Relations department (shareholders@auricogold.com) by 5:00 p.m. (Toronto time) on May 7, 2014; or

3.	Provide a notice in writing from you or your attorney to the Chairman of the Meeting at the Meeting or, if it is adjourned, when the meeting resumes.

Non-registered shareholders

You can revoke your voting instructions by sending a note in writing to your nominee at least seven days before the meeting.

Follow this same process if you want to waive the right to receive meeting materials or to vote.

Processing Your Vote

Non-registered shareholders receive proxy materials either directly from our transfer agent (Computershare), or from their nominee.

If you received the materials directly from our transfer agent, we assume responsibility for delivering these materials and executing your proper voting instructions. Personal information like your name, address and the number of shares you own has been obtained from your nominee according to the securities laws that apply. If you received the materials from your nominee, they assume responsibility for delivering the materials and executing your voting instructions.

All resolutions placed before the Meeting will be ordinary resolutions requiring the approval of a simple majority of the votes cast for each resolution.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, AuRico has retained CST Phoenix Advisors to assist in the solicitation of proxies by mail and telephone in the United States and Canada for estimated fees of $25,000. The costs of preparing, assembling, and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other materials relating to the Meeting and the cost of soliciting proxies will be paid by AuRico. The Company will reimburse CST Phoenix Advisors and other third parties for costs incurred by them in mailing soliciting materials to the beneficial shareholders of Common Shares.

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Electronic Delivery of Material

You have the option to receive certain disclosure documentation from AuRico electronically, by email notification inviting you to access documentation online at www.sedar.com or in the “Investor Information” section of AuRico’s website at www.auricogold.com. Delivery in electronic format, rather than paper, reduces costs to the Company and benefits the environment.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to Computershare Investor Services Inc. Non-registered holders can consent to electronic delivery by completing and returning the appropriate form received from their intermediary. If you do not consent to receive documentation through email notification, you will continue to receive documentation by mail.

If you wish to receive (or continue to receive) quarterly financial statements and Management’s Discussion and Analysis (“MD&A”) by mail during 2014, you must check the appropriate box on the form of proxy (if you are a registered shareholder) or voting instruction form (if you are a non-registered shareholder). If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and the financial statements and MD&A are available on the Company’s website at www.auricogold.com. Some households may receive multiple copies of the Company’s annual financial statements and MD&A in Shareholder mailings as a result of having multiple registered Shareholders residing at that address.

PART 2: BUSINESS OF THE MEETING

The Meeting will be held in order to:

i.	Receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2013, and the auditors’ report thereon;

ii.	Elect the Company’s directors who will serve until the next annual meeting of Shareholders;

iii.	Appoint KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to set the auditors’ remuneration;

iv.	Consider, and if deemed advisable, pass an ordinary resolution of Shareholders, confirming and ratifying the Company’s Advance Notice By-Law;

v.	Consider and, if deemed advisable, pass an ordinary resolution of Shareholders confirming and ratifying the amendments to the Company’s By-Law No. 1;

vi.

Consider and, if deemed advisable, pass an ordinary resolution of Shareholders confirming and ratifying the Company’s Amended and Restated Employee Share Purchase Plan to, among other things, replenish the common shares reserved for issuance under the plan and to specify amendments to the plan that would require shareholder approval;

vii.	Consider, and if deemed advisable, pass a non-binding, advisory resolution accepting the Company’s approach to executive compensation; and

viii.	Transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

1.    Receiving the Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2013 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of our 2013 Annual Report. Copies of the 2013 Annual Report may be obtained from the Investor Relations department (shareholders@auricogold.com) upon request and will be available at the Meeting. The Company’s consolidated financial statements for the year ended December 31, 2013 are also available on AuRico’s website at www.auricogold.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

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2.    Election of Directors

The Company’s Policy on Majority Voting

AuRico has adopted a majority voting policy as part of its corporate governance guidelines pursuant to which any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board of Directors of the Company (the “Board” or the “Board of Directors”). The Nominating & Corporate Governance Committee will promptly meet to consider the director’s offer to resign and make a recommendation to the Board on whether to accept it. The Board will have 90 days from the date of the Shareholders meeting to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

Nominees for the Board of Directors

Alan R. Edwards was appointed non-executive Chairman of the Board effective July 1, 2013. Prior to his appointment, Colin K. Benner served as Chairman since April 12, 2010 and Executive Chairman since July 17, 2012 before resigning for personal reasons. Mr. Edwards was appointed as an independent director on May 13, 2010 and has served as Chair of the Technical & Sustainability Committee.

During the first quarter of 2014, the Board of Directors reduced the size of the Board from nine to eight, rather than filling the vacancy resulting from Mr. Benner’s resignation.

It is proposed that the eight individuals listed below be nominated for election as directors of AuRico to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are currently directors of AuRico and have been directors since the dates indicated below. The Articles of the Company provide for a minimum of three and a maximum of nine directors.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the election of the following proposed nominees:

Alan R. Edwards	Mark J. Daniel	Scott G. Perry
Luis M. Chavez	Patrick D. Downey	Ronald E. Smith
Richard M. Colterjohn	Joseph G. Spiteri

If any proposed nominee is unable to serve as a director or withdraws his name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

We expect all of our directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our core values and culture of transparency. Above all, we expect that all directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements contained in a corporate skills matrix (described below) and deemed important for a balanced and effective Board.

Six of the eight nominated directors are independent, as determined by the Board, which means they are independent of Management and free from conflict of interest. A nominated director is not independent if he has a direct or indirect relationship that the Board believes could reasonably be expected to interfere with his ability to exercise independent judgment. Mr. Perry, the Company’s President and CEO, and Mr. Chavez, the Company’s Senior Vice President, Mexico, are not independent.

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Director Profiles

Alan R. Edwards, 56 Tucson, Arizona, United States Director since May 13, 2010 Independent

Mr. Alan Edwards has over 30 years of international mining experience. Mr. Edwards was formerly the CEO of Oracle Mining Corporation and was President and Chief Executive Officer and Director of Copper One Inc. Prior to that, he held positions as Chief Executive Officer and Director of Frontera Copper Corporation, and Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation. Mr. Edwards holds a Bachelor of Science degree in Mining Engineering and an MBA.

Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Public Policy, Human Resources, Accounting and International Business

Securities Held		Member	Meeting Attendance in 2013
Shares: 35,429		Board	8 of 9
Options: 125,000		Technical & Sustainability Committee	4 of 4
DSUs: 45,136		Human Resources Committee(1)	4 of 4
RSUs: 55,041
		Other Directorships	Duration
		U.S. Silver & Gold Inc.	August 13, 2012 – Present
		Oracle Mining Corp. (Chairman)	October 12, 2011 – Present
		AQM Copper Inc. (Chairman)	October 5, 2011 – Present
		Entrée Gold Inc.	March 10, 2011 – Present

Luis M. Chavez, 60 San Luis Potosi, San Luis Potosi, Mexico Director since July 16, 2007 Not Independent

Dr. Luis Chavez is the Senior Vice President, Mexico and a Director of AuRico. Prior to this, he served as the Company’s Director, Mexican Operations for over five years. Dr. Chavez has considerable experience in all mining related areas. He served as General Director of the Mexican Geological Survey (1994-2000), authored the National Mapping Program, and created the largest geology and mining databank currently in use by mining companies doing business in Mexico. In 2001, he was invited by the Governor of Coahuila State to become Energy and Mines Director to design sustainable development policies and strategies to maximize energy and mineral resources value. From 2002 to 2006, Dr. Chavez was Secretary General for the Mexican Mining Directors and was also President of the Mexican Institute for Environmental Management. He holds a Master of Science degree in Mineral Economics (1978) from Penn State University, a PhD degree in Energy and Mineral Economics (1982) from the University of Arizona, and a Business Administration degree (1989) from the Pan-American Business Institute in Monterrey, Mexico.

Securities Held Shares: 60,514 Options: 160,000 RSUs: 12,558	Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Public Policy and International Business

	Member	Meeting Attendance in 2013
	Board	8 of 9

	Other Directorships	Duration
	None	N/A

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Richard M. Colterjohn, 56 Toronto, Ontario, Canada Director since April 12, 2010 Independent

Mr. Richard Colterjohn is an independent director with more than 20 years of experience in the mining sector, as an investment banker, director, and operator. Mr. Colterjohn is currently a Managing Partner of Glencoban Capital Management Inc. (private investment fund). He was founder and CEO of Centenario Copper Corporation and previously served as a Managing Director of UBS Warburg and UBS Bunting Warburg. Mr. Colterjohn holds a Bachelor of Commerce degree and an MBA.

Areas of Expertise Strategy and Leadership, Metals and Mining, Finance, Public Policy, Accounting and International Business

Securities Held	Member	Meeting Attendance in 2013
Shares: 152,957	Board	7 of 9
Options: 125,000	Audit Committee	5 of 6
DSUs: 34,910	Nominating & Corporate	3 of 3
RSUs: 26,131	Governance Committee (Chair)

	Other Directorships	Duration
	Roxgold Inc.	September 2012 – Present
	MAG Silver Corp.	October 2007 – Present

Mark J. Daniel, 67 Toronto, Ontario, Canada Director since October 26, 2011

Mr. Mark Daniel is an independent director with more than 35 years of international experience. Most recently, Mr. Daniel was Vice President, Human Resources for Vale Canada (formerly Inco Limited). Prior to that, he worked with the Bank of Canada and a number of other federal agencies before joining the Conference Board of Canada. Mr. Daniel holds a PhD in Economics.

Independent	Areas of Expertise Strategy and Leadership, Human Resources and International Business

Securities Held	Member	Meeting Attendance in 2013
Shares: 12,872	Board	9 of 9
Options: 162,050	Human Resources Committee	6 of 6
DSUs: 15,614	(Chair)
RSUs: 26,131	Nominating & Corporate	3 of 3
Governance Committee

	Other Directorships	Duration
	None	N/A

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Patrick D. Downey, 70 Wasaga Beach, Ontario, Canada Director since October 26, 2011 Independent

Mr. Patrick Downey, CPA, CA, ICD.D, is a corporate director who has been involved in the copper and gold mining industry throughout most of his 35 year career. Mr. Downey was an executive and director for several public resource companies and the Chief Financial Officer of Northgate Minerals Corporation for four years, retiring as President and CEO in 1994. He is certified by the Institute of Corporate Directors and a member of the Ontario Chapter of the Canadian Institute of Chartered Accountants. Mr. Downey holds an Honours Bachelor of Commerce degree from Laurentian University.

Areas of Expertise Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Accounting and International Business

Securities Held	Member	Meeting Attendance in 2013
Shares: 15,471	Board	9 of 9
Options: 180,300	Audit Committee	6 of 6
DSUs: 15,614	Nominating & Corporate	2 of 2
RSUs: 26,131	Governance Committee(2)
	Human Resources Committee(2)	2 of 2

	Other Directorships	Duration
	Minco Plc	September 2011 – Present

Scott G. Perry, 37 Toronto, Ontario, Canada Director since September 3, 2012 Not Independent

Mr. Scott Perry is the President and Chief Executive Officer and a Director of AuRico. Mr. Perry has held increasingly senior financial positions in the mining industry over the past 15 years. Most recently, he served as the Company’s Executive Vice President and Chief Financial Officer for over four years. Prior to joining the Company, Mr. Perry was the Chief Financial Officer (seconded from Barrick Gold) for Highland Gold Mining, where he managed the company’s financial reporting and compliance commitments, as well as the execution of its short and long-term financial and operational strategies. He also led Highland Gold’s business and corporate development initiatives. Before being seconded to Highland Gold, he held increasingly senior financial roles with Barrick in Australia, the United States, and in Russia, Central Asia where he was instrumental in establishing Barrick’s presence in Russia and assembling a strong financial team. Mr. Perry holds a Bachelor of Commerce degree from Curtin University, a post-graduate diploma in applied finance and investment, as well as a CPA designation.

Securities Held Shares: 116,359 Options: 1,381,067 DSUs: 53,680 PSUs: 178,720 RSUs: 77,688	Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Public Policy, Human Resources, Accounting and International Business

	Member	Meeting Attendance in 2013
	Board	9 of 9
	Technical & Sustainability Committee(3)	2 of 2

	Other Directorships	Duration
	Lachlan Star Limited	September 2011 – Present

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Ronald E. Smith, 63 Yarmouth, Nova Scotia, Canada Director since May 15, 2009 Independent

Mr. Ronald Smith, BBA, FCA, ICD.D, is an independent director with over 40 years of experience in the financial, telecommunications and energy sectors. Most recently, Mr. Smith was Senior Vice President and Chief Financial Officer of Emera Incorporated. Prior to that, he was Chief Financial Officer with Maritime Tel and Tel Limited. He served as a member of the Canada Pension Plan Investment Board from 2002 to 2012. Mr. Smith was formerly a Partner of Ernst & Young and holds an FCA designation.

Areas of Expertise Strategy and Leadership, Finance, Public Policy, Accounting and Human Resources

Securities Held	Member	Meeting Attendance in 2013
Shares: 10,747	Board	9 of 9
Options: 125,000	Audit Committee (Chair)	6 of 6
DSUs: 32,959	Human Resources Committee	6 of 6
RSUs: 26,131
	Other Directorships	Duration
	Pro Real Estate Investment Trust	March 2013 – Present

Joseph G. Spiteri, 60 Acton, Ontario, Canada Director since May 25, 2012 Independent

Mr. Joseph Spiteri is an independent director with over 35 years of international mining experience. Mr. Spiteri is an independent mining consultant focused on advanced-stage exploration, feasibility, construction, operations management and acquisitions. Prior to that, he held senior management or executive positions with Placer Dome Incorporated, Northgate Explorations Limited, Lac Minerals Limited, and Campbell Resources Incorporated. Mr. Spiteri holds a Bachelor of Science degree from the University of Toronto. He is a member of The Canadian Institute of Mining and The Association of Professional Geoscientists of Ontario.

Areas of Expertise Strategy and Leadership, Operations and Exploration, Metals and Mining and International Business

Securities Held	Member	Meeting Attendance in 2013
Shares: 13,233	Board	9 of 9
Options: 100,000	Technical & Sustainability Committee (Chair)	4 of 4
DSUs: 14,587	Nominating & Corporate Governance Committee(4)	1 of 1
RSUs: 26,131
	Other Directorships	Duration
	Marathon Gold Corporation	April 2010 – Present
	Roxgold Inc.	September 2012 – Present

Notes:

(1)

Mr. Edwards was appointed Chairman of the Board of Directors effective July 1, 2013. As a result of this appointment, he was removed from the Human Resources Committee effective August 9, 2013. He attended all of the meetings of this committee during the period in which he was a member.

(2)

Mr. Downey moved from the Nominating & Corporate Governance Committee to the Human Resources Committee effective August 9, 2013. He attended all of the meetings of these committees during the period in which he was a member.

(3)	Mr. Perry joined the Technical & Sustainability Committee effective August 9, 2013. He attended all of the meetings of this committee during the period in which he was a member.
(4)	Mr. Spiteri joined the Nominating & Corporate Governance Committee effective August 9, 2013. He attended all of the meetings of this committee during the period in which he was a member.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

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  was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

  was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

2013 Board and Committee Meetings and Attendance Levels

Regular Board and Committee meetings are set one to two years in advance, and special meetings are scheduled as required. Directors are expected to attend all Board and Committee meetings. Directors are encouraged to attend meetings in person, but they may also participate by teleconference. The Chairman monitors attendance levels and has a duty to address attendance concerns should they arise.

Individual meeting attendance of each nominee proposed for election as director is reported above. Below is a summary of attendance by all Directors at Board and Committee meetings held during 2013.

Board/Committee	Number of Meetings	Attendance at all Meetings

Board	9	95%
Audit Committee	6	94%
Technical & Sustainability Committee	4	100%
Human Resources Committee	6	100%
Nominating & Corporate Governance Committee	3	100%

Total number of meetings held	28	96%

3.    Appointment of Auditors

The Board proposes that the firm of KPMG LLP, Chartered Accountants, of Toronto, Ontario, be appointed as auditors of AuRico to hold office until the next annual meeting of Shareholders and that the Board be authorized to set the auditors’ remuneration.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a policy whereby the committee must pre-approve any audit, audit-related and non-audit services provided by AuRico’s auditors. The objective of this policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised by engaging them for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by AuRico’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

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Aggregate fees paid to AuRico’s auditors relating to the fiscal years ended December 31, 2013 and 2012 were as follows:

Fees in Canadian dollars	2013(4)	2012(4)
Audit fees(1)	$630,250	$800,530
Audit-related fees(2)	$42,500	$Nil
Tax fees(3)	$132,450	$237,990
All other fees	$Nil	$Nil

Total	$805,200	$1,038,520

Notes:

(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” row.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)

For the years ended December 31, 2012 and December 31, 2013, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of NI 52-110.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants as auditor of AuRico until the close of the next annual general meeting of Shareholders and to authorize the directors to fix their remuneration.

4.    Approval of Advance Notice By-Law

At the Meeting, Shareholders will be asked to approve an ordinary resolution confirming and ratifying the Company’s new By-Law No. 2 to set out the process for director nominations (the “Advance Notice ByLaw”).

The Company believes that Shareholders should be provided with sufficient disclosure about director nominees, including dissident nominees, within a reasonable amount of time prior to a meeting at which directors are to be elected so that they can make appropriate decisions on the election of directors. The Advance Notice By-Law is intended to facilitate a transparent, orderly and fair director nomination process, pursuant to which Shareholders would be made aware of potential proxy contests in advance of a meeting where directors are to be elected. In particular, a Shareholder wishing to nominate a director would be required to provide notice to the Company as follows:

•

In the case of an annual general meeting – not later than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the meeting; provided, however, if the first public announcement made by the Company of the annual meeting date is less than 50 days prior to the meeting date, not later than the close of business on the tenth day following the day on which the first public announcement of the date of the Shareholder meeting was made by the Company;

•

In the case of a special meeting (which is not also an annual general meeting) called for the purpose of electing directors (whether or not called for other purposes) – not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made by the Company.

If confirmed and ratified, the Advance Notice By-Law will provide a mechanism through which Shareholders are able to receive appropriate disclosure with respect to director nominees prior to a meeting at which directors are to be elected. It will also provide the Company with the opportunity prior to such meeting to confirm the eligibility of a proposed director to serve as an independent director and to confirm certain other information that could be material to a Shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

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The Board has determined that the adoption of the Advance Notice By-Law is good corporate governance because it:

•	facilitates an orderly and efficient meeting process;

•	ensures that all Shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees;

•	allows AuRico and Shareholders to evaluate the proposed nominees’ qualifications and suitability as a director of AuRico; and

•	allows Shareholders to cast an informed vote for the election of directors.

The Board approved the Advance Notice By-Law on April 9, 2014. A copy of the Advance Notice By-Law is included as Appendix “B” to this Circular.

The full text of the ordinary resolution confirming and ratifying the Advance Notice By-Law is as follows:

BE IT RESOLVED THAT:

1.	The Company’s Advance Notice By-Law, in the form adopted by the Board of Directors as set out in Appendix “B” to this Circular, be and is hereby ratified, confirmed and approved.

2.

Any one of the officers of the Company be and is hereby authorized, on behalf of the Company, to perform all such acts, to execute and deliver all such documents and agreements as such officer may determine necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the performing of such actions or the execution and delivery of such documents and agreements.

The Board has determined that the adoption of the Advance Notice By-Law is in the best interest of the Company and unanimously recommends that Shareholders vote to ratify, confirm and approve the Advance Notice By-Law.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the ratification and confirmation of the Advance Notice By-Law.

5.    Approval of Amended By-Law No. 1

At the Meeting, Shareholders will be asked to approve an ordinary resolution confirming and ratifying the amendments to the Company’s By-Law No. 1 (as amended, the “Amended By-Law No. 1”) to reflect current practices and to align the by-laws with recommended corporate governance practices.

The prior By-Law No. 1 was approved by Shareholders at a special meeting held on October 24, 2011. The following is a summary of the key amendments included in the Amended By-Law No. 1:

•

Shareholder Meeting Chair and Secretary. While the prior by-law was silent on this, in line with good corporate governance practices, the Amended By-Law No. 1 includes a provision to clearly set out who is entitled to act as chair and secretary at meetings of shareholders.

•

Authority of Chair at Shareholder Meetings. While the prior by-law was silent on this, in line with good corporate governance practices, the Amended By-Law No. 1 includes a provision to clearly set out the meeting chair’s authority to determine all aspects of the proceedings of a shareholder meeting, including the validity of proxies or admissibility of proposals, and that the chair’s decision on such matters shall be conclusive and binding.

•

Quorum at Shareholder Meetings. While the prior by-law provides that any two shareholders present or represented by proxy constitute quorum (or if only one shareholder is entitled to vote at the meeting, such shareholder constitutes quorum), in line with good corporate governance practices, the Amended By-Law No. 1 provides that quorum requires two or more shareholders present or represented by proxy representing in aggregate not less than 25% of the total number of issued and outstanding shares entitled to vote at the meeting.

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•

Adjournment of Shareholder Meetings. While the prior by-law is silent on this, in line with good corporate governance practices, the Amended By-Law No. 1 includes a provision to clearly set out that the chair of the meeting may, and if directed by the meeting must, adjourn the meeting from time to time.

•

Quorum at Directors Meetings. While the prior by-law provides that 40% of the directors constitutes quorum where there are more than five directors, in line with good corporate governance practices, the Amended By-Law No. 1 clarifies that quorum at directors meetings requires a majority of the directors.

The Board approved the Amended By-Law No. 1 on April 9, 2014. A copy of the Amended By-Law No. 1 is included as Appendix “C” to this Circular.

The full text of the ordinary resolution confirming and ratifying the Amended By-Law No. 1 is as follows:

BE IT RESOLVED THAT:

1.	The Company’s Amended By-Law No. 1, in the form adopted by the Board of Directors as set out in Appendix “C” to this Circular, be and is hereby ratified, confirmed and approved.

2.

Any one of the officers of the Company be and is hereby authorized, on behalf of the Company, to perform all such acts, to execute and deliver all such documents and agreements as such officer may determine necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the performing of such actions or the execution and delivery of such documents and agreements.

The Board has determined that the adoption of the Amended By-Law No. 1 is in the best interest of the Company and unanimously recommends that Shareholders vote to ratify, confirm and approve the Amended By-Law No. 1.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the ratification and confirmation of the Amended By-Law No. 1.

6.    Approval of Amended and Restated ESPP

At the Meeting, Shareholders will be asked to approve an ordinary resolution confirming and ratifying the amendments to the Company’s Employee Share Purchase Plan (“ESPP”) (as amended, the “Amended and Restated ESPP”) to better align the ESPP with the Company’s Long-Term Incentive Plan (the “LTIP”) and to replenish the Common Shares reserved for issuance under the plan.

The legacy ESPP was approved by Shareholders at an annual and special meeting held on May 15, 2009 and was implemented effective July 1, 2009. The following is a summary of the key amendments included in the Amended and Restated ESPP:

•

Shares Reserved for Issuance. The Amended and Restated ESPP replenishes the number of Common Shares available for issuance (from treasury) under the plan by an amount of 911,877 Common Shares, such that, together with the 338,123 Common Shares that are currently available for issuance under the legacy ESPP, an aggregate of 1,250,000 Common Shares, representing 0.50% of the currently issued and outstanding Common Shares of the Company, will be reserved and authorized for issuance (from treasury) under the plan. It also provides that the aggregate number of Common Shares reserved and set aside for issue under the Amended and Restated ESPP together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time of the issuance of a Common Share (from treasury) under the Amended and Restated ESPP. Any Common Shares awarded under the Amended and Restated ESPP will be included for the purposes of determining the aggregate maximum number of securities that may be issued under the LTIP and vice versa.

•

Source and Price of Shares. The Amended and Restated ESPP provides for the purchase of Common Shares by the Company’s administrator for the plan from (i) treasury or (ii) in the market, as opposed to solely from treasury, as was the case under the legacy ESPP. In the case of Common Shares issued from treasury, the relevant price will be deemed to be the 5-day volume-weighted average trading price (“VWAP”) on the TSX. The price of Common Shares purchased in the market by the Company would be 100% of the average purchase price of the Common Shares purchased through the TSX or the NYSE, as applicable.

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•

Participation Limits. The Amended and Restated ESPP clearly sets out the percentage and other limitations on the participation of certain individuals. Specifically, when combined with all of the Company’s other established security-based compensation arrangements, the Amended and Restated ESPP shall not result in a number of Common Shares: (i) issued to insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares; (ii) issuable to insiders at any time exceeding 10% of the issued and outstanding Common Shares; (iii) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Common Shares at such time; and (iv) issuable to any one non-executive director within a one- year period exceeding an award value of $150,000 per such non-executive director.

•

Trading Windows. Under the Amended and Restated ESPP, participants may only sell or withdraw the Common Shares held on their account once per calendar quarter, whereas the legacy ESPP allowed participants to sell or withdraw their shares at any time.

•

Dividends and Distributions. While the legacy ESPP was silent on this, the Amended and Restated ESPP provides that any cash dividends or other distributions credited to a participant's account will automatically be deemed to be invested in additional Common Shares for the participant and such additional shares will become subject to the provisions of the Amended and Restated ESPP. The number of additional shares would be determined by dividing (i) the value of the dividend on the record date by (ii) the Market Price (as defined in the table below) of the Common Shares on the record date, and such additional shares shall be subject to the same terms and conditions as are applicable in respect of the ESPP shares.

•

Amendment Procedures. The Amended and Restated ESPP modifies the amendment procedures to clarify the types of amendments that will not require Shareholder approval and to set out a list of specific amendments that will require Shareholder approval. The amending provisions would also be subject to the requirements of the TSX relating to same. The Board may at any time, in its sole and absolute discretion and without obtaining Shareholder approval, make certain amendments to the Amended and Restated ESPP including, but not limited to:

(a)	ensuring compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

(b)	providing additional protection to Shareholders;

(c)

removing conflicts or other inconsistencies which may exist between any terms of the Amended and Restated ESPP and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

(d)	curing or correcting any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

(e)	facilitating the administration of the Amended and Restated ESPP;

(f)

amending the definitions of the terms used in the Amended and Restated ESPP, the dates on which participants may become eligible to participate in the Amended and Restated ESPP, the minimum and maximum permitted payroll deduction rate, the amount of participants’ contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of ESPP shares, the rights to sell or withdraw ESPP shares and cash credited to a participant’s account and the procedures for doing the same, the interest payable on cash credited to a participant’s account, the transferability of ESPP shares, contributions or rights under the Amended and Restated ESPP, the adjustments to be made in the event of certain transactions, plan expenses, restrictions on corporate action, or use of funds; or

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(g)	making any other change that is not expected to materially adversely effect the interests of the Shareholders.

Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments:

(a)	extending the date on which the ESPP shares will be forfeited or terminated in accordance with their terms;

(b)	increasing the fixed maximum number or percentage of Common Shares reserved for issuance under the Amended and Restated ESPP;

(c)	revising the definition of “market price” or the method for determining the “purchase price” of shares that would result in a decrease in the purchase price of shares for the benefit of insiders;

(d)	revising insider participation limits or the non-executive director limits;

(e)	revising the restriction on the assignment provision to permit awards to be transferable or assignable other than for estate settlement purposes;

(f)	revising the definition of “eligible person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis;

(g)	revising the definition of “employer’s contribution” that would result in a change to the employer matching contribution amount; or

(h)	revising the amending provisions.

The following table summarizes the key provisions of the Amended and Restated ESPP:

Eligibility	Officers, directors, employees and consultants of the Company and its subsidiaries.

Description

The purpose of the Amended and Restated ESPP is to advance the long-term interests of the Company by providing officers, directors, employees and consultants of the Company and its subsidiaries with the opportunity and incentive to acquire an ownership interest in the Company, promoting a greater alignment of interests between such persons and Shareholders. Participants in the Amended and Restated ESPP are entitled to contribute up to 10% of their annual base salary to the Amended and Restated ESPP. The Company will contribute an amount equal to 75% of a participant’s contribution and the combined contributions will then be used to purchase Common Shares on a quarterly basis.

Types of Awards	Common Shares.

Number of Securities Issued and Issuable

The aggregate number of Common Shares to be reserved and set aside for issue from treasury under the Amended and Restated ESPP shall be 1,250,000, provided that the aggregate number of shares issued pursuant to the Amended and Restated ESPP, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time the shares are issued (from treasury) (on a non-diluted basis).

As at April 9, 2014, 911,877 Common Shares have been issued under the legacy ESPP, representing 0.37% of the Company’s total issued and outstanding Common Shares. The number of securities remaining available for future issuance under the legacy ESPP is 338,123, representing 0.14% of the total issued and outstanding Common Shares of the Company as of April 9, 2014. If the Amended and Restated ESPP is approved, the plan will be replenished and an aggregate of 1,250,000, representing 0.50% of the Company’s total issued and outstanding Common Shares, will be reserved and available for issuance under the plan as of April 9, 2014.

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Plan Limits	When combined with all of the Company’s other established security-based compensation arrangements, the Amended and Restated ESPP shall not result in:

	•	a number of Common Shares issued to insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares;

	•	a number of Common Shares issuable to insiders at any time exceeding 10% of the issued and outstanding Common Shares; or

•

a number of Common Shares (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Common Shares at such time, and (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $150,000 per such non-executive director.

Method for Determining the Purchase Price for Securities

In the case of shares issued from the Company’s treasury, the purchase price will be a price per Common Share equal to 100% of the VWAP of the Common Shares for the 5 trading days immediately preceding the end of the reporting quarter (the “Market Price”) in respect of which the shares are issued, as reported by the TSX.

For all other Common Shares purchased in the market, the purchase price will be 100% of the average purchase price of the Common Shares purchased by the Company on behalf of the participants through the TSX or the NYSE, as applicable.

Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Treatment of ESPP shares

Death

The participant’s personal representative will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Disability

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Retirement

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Resignation

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Termination without Cause / Wrongful Dismissal

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Termination with Cause

The participant will have 30 days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn.

Assignability

No Common Shares credited to a participant’s account, nor any rights to receive Common Shares under the Amended and Restated ESPP, may be assigned, transferred, charged, pledged or otherwise alienated, in any way by the participant other than by will or the laws of descent and distribution.

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Amending Procedures

Subject to the requirements for Shareholder approval in certain circumstances (as set out below), the Board may amend the Amended and Restated ESPP at any time, provided, however, that no such amendment may materially and adversely affect any ESPP shares previously awarded to a participant without the consent of the participant, except to the extent required by applicable law (including TSX requirements). Without limiting the generality of the foregoing, the Board may make certain amendments to the Amended and Restated ESPP without obtaining the approval of Shareholders including, but not limited to:

	•	Ensuring compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

	•	Providing additional protection to Shareholders;

•

Removing conflicts or other inconsistencies which may exist between any terms of the Amended and Restated ESPP and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

	•	Curing or correcting any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

	•	Facilitating the administration of the Amended and Restated ESPP;

•

Amending the definitions of the terms used in the Amended and Restated ESPP, the dates on which participants may become eligible to participate in the Amended and Restated ESPP, the minimum and maximum permitted payroll deduction rate, the amount of participants’ contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of ESPP shares, the rights to sell or withdraw ESPP shares and cash credited to a participant’s account and the procedures for doing the same, the interest payable on cash credited to a participant’s account, the transferability of ESPP shares, contributions or rights under the Amended and Restated ESPP, the adjustments to be made in the event of certain transactions, Amended and Restated ESPP expenses, restrictions on corporate action, or use of funds; or

	•	Making any other change that is not expected to materially adversely effect the interests of the Shareholders.

Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments:

	•	Extending the date on which the shares will be forfeited or terminated in accordance with their terms;

	•	Increasing the fixed maximum number or percentage of Common Shares reserved for issuance under the Amended and Restated ESPP;

	•	Revising the definition of “market price” or the method for determining the “purchase price” of shares that would result in a decrease in the purchase price of shares for the benefit of insiders;

	•	Revising insider participation limits or the non-executive director limits;

	•	Revising the restriction on assignment provision to permit awards to be transferable or assignable other than for estate settlement purposes;

	•	Revising the definition of “eligible person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis;

	•	Revising the definition of “employer’s contribution” that would result in a change to the employer matching contribution amount; and

	•	Revising the amending provisions.

Financial Assistance	For each participant, the Company will credit an amount equal to 75% of the participant’s contribution every quarter (i.e. the employer’s matching contribution).

Term	Not applicable.

Vesting	Common Shares purchased under the ESPP vest immediately with the participant for whom they were purchased at the time of purchase.

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Credit to ESPP Account	Rights to receive the payments in cash or Common Shares, based on dividends declared on ESPP shares, shall be credited to a participant’s ESPP account in the following forms:

•

Any cash dividends credited to a participant’s ESPP account will be deemed to have been invested in additional Common Shares. The number of Common Shares shall be determined by dividing (i) the value of the dividend on the record date by (ii) the Market Price of the Common Shares on the record date, and such additional shares shall be subject to the same terms and conditions as are applicable in respect of the ESPP shares; and

• If any dividends are paid in shares or other securities, such shares or other securities will be subject to the same vesting and other restrictions applicable in respect of the ESPP shares.

Administrator	The ESPP is administered by the Board of Directors.

If confirmed and ratified by Shareholders at the Meeting, and subject to TSX approval, the Amended and Restated ESPP will replace the legacy ESPP and all outstanding awards outstanding under the legacy ESPP will be deemed to be issued and outstanding under the Amended and Restated ESPP. If the Amended and Restated ESPP is not approved, the Board will continue to make awards under the legacy ESPP.

The Board believes that the ESPP has been a valuable human resource tool by supporting two key objectives: (1) promoting a greater alignment of interests between AuRico employees and Shareholders, which in turn is reflected in employees “behaving like owners”, and (2) supporting corporate retention and employee engagement strategies. Given that employees are required to contribute a portion of their earnings in order to participate in the plan, Management believes that high participation rates reflect a strong conviction in the Company’s strategic plan and track record.

The Board approved the Amended and Restated ESPP on April 9, 2014. A copy of the Amended and Restated ESPP can be requested from the Investor Relations department (shareholders@auricogold.com) of the Company.

The full text of the ordinary resolution confirming and ratifying the Amended and Restated ESPP is as follows:

BE IT RESOLVED THAT:

1.	The Company’s Amended and Restated ESPP, as described above, be and is hereby ratified, confirmed and approved.

2.

The replenishment of the number of Common Shares reserved and available for issuance (from treasury) under the Amended and Restated ESPP by 911,877 Common Shares (so that, together with the 338,123 Common Shares currently available for issuance under the plan, an aggregate of 1,250,000 Common Shares will be reserved and authorized for issuance (from treasury) under the plan) as of April 9, 2014, be and is hereby ratified, confirmed and approved.

3.	The amendment procedures under the Amended and Restated ESPP be and is hereby ratified, confirmed and approved.

4.

Any one of the officers of the Company be and is hereby authorized, on behalf of the Company, to perform all such acts, to execute and deliver all such documents and agreements as such officer may determine necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the performing of such actions or the execution and delivery of such documents and agreements.

The Board has determined that the adoption of the Amended and Restated ESPP is in the best interest of the Company and unanimously recommends that Shareholders vote to ratify, confirm and approve the Amended and Restated ESPP.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the ratification and confirmation of the Amended and Restated ESPP.

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7.    Advisory Vote on Approach to Executive Compensation

At the Company’s 2013 annual and special meeting, the Board introduced a non-binding advisory vote relating to executive compensation to solicit feedback from Shareholders on our approach to executive compensation. At that meeting, 84% of Shareholders voted in favour of the Company’s approach to executive compensation.

Over the past two years, the Human Resources Committee has spent considerable time and effort redefining and implementing its executive compensation program. The underlying principle for the executive compensation program is “pay-for-performance”. The Board believes that its program achieves the goal of maximizing long-term Shareholder value while attracting, motivating, and retaining the right talent.

The full text of the advisory resolution accepting the Company’s approach to executive compensation is as follows:

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the Shareholders accept the approach to executive compensation disclosed in this Circular.

Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources Committee and the Board will review the results of this advisory vote and will consider the outcome when considering future executive compensation arrangements.

The Board is appreciative of Shareholders’ feedback and questions on our executive compensation practices. The Human Resources Committee and the Board will review and consider all Shareholder comments in designing its executive compensation program and we believe that some of the changes to our executive compensation practices (as outlined in “Part 5 – Executive Compensation”) reflect this feedback.

The Board unanimously recommends that Shareholders vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval of the approach to executive compensation in this Circular.

PART 3: ABOUT AURICO

Corporate Governance Practices

AuRico believes in the importance of a strong Board of Directors and sound corporate governance policies and practices to direct and manage our business affairs. Good corporate governance is essential to retaining the trust of our shareholders, attracting the right people to the organization, and maintaining our social license in the communities where we work and operate. We also believe that good governance enhances our performance.

The Company’s governance framework is continuously adjusting to a changing environment but a constant is that it reflects our values. Our governance policies also respect the rights of shareholders and comply with the rules of the Canadian Securities Administrators (CSA) and the Toronto Stock Exchange (TSX).

The Board has adopted policies and practices regarding, among other things: director selection criteria; board size; board and committee responsibilities; and minimum attendance requirements for directors. Independent directors hold in-camera meetings at all regularly scheduled board meetings without members of Management present. A copy of the Company’s Code of Business Conduct and Ethics (“Code of Conduct”), as well as Board and committee mandates, are posted on AuRico’s website at www.auricogold.com and can be requested from the Investor Relations department (shareholders@auricogold.com).

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The Board has not adopted policies on mandatory retirement or overboarding, on the belief that age or number of board seats are not, in and of themselves, determinants of a director’s ability to make an effective contribution to the governance of the Company. Overboarding thresholds will be higher, for instance, for directors who are retired from active employment.

The following discussion outlines some of AuRico’s current corporate governance practices, particularly with respect to the matters addressed by National Policy 58-201 – Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), adopted by the CSA, and the corporate governance standards adopted by the New York Stock Exchange (NYSE). AuRico is a “foreign private issuer” for purposes of its NYSE listing. As such, not all of the NYSE standards that are applicable to U.S. domestic issuers apply to AuRico. However, the Board has implemented a number of governance structures and procedures to comply with the requirements of the NYSE standards. Details of the Company’s corporate governance practices compared to the corporate governance listing standards of the NYSE are available for review at www.auricogold.com, under the Corporate Governance section.

Code of Conduct

AuRico is committed to adhering to high standards of corporate governance. Our Code of Conduct reflects our commitment to conduct our business in accordance with all applicable laws and regulations and the highest ethical standards. The Code of Conduct has been adopted by the Board and applies to every director, officer, and employee of the Company. In addition, directors, officers, and employees must also comply with corporate policies, including AuRico’s Anti-Bribery Compliance Policy, Disclosure Policy, Insider Trading Policy, and Sustainability Framework.

The Code of Conduct requires high standards of professional and ethical conduct in our business dealings. AuRico’s reputation for honesty and integrity is integral to the success of its business and no person associated with the Company will be permitted to achieve results through violations of laws or regulations or through unscrupulous dealings. AuRico also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates. Although customs vary by country and standards of ethics may vary in different business environments, AuRico’s business activities are always expected to be conducted with honesty, integrity, and accountability.

The Board of Directors monitors compliance with the Code of Conduct through its Audit Committee, which oversees the Company’s anonymous whistleblower program. Annual training and awareness sessions for the Board and the Company’s employees are facilitated by the Company’s internal audit function, including completion of acknowledgement forms confirming both understanding of and compliance with the Code of Conduct. Internal audit includes this activity as part of the annual internal audit plan that is approved by the Audit Committee. Any incidences of non-compliance would be reviewed by Management and reported to the Audit Committee or the Board of Directors.

Activities that may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. To ensure that directors exercise independent judgment, each director must disclose all actual or potential conflicts of interest or material interest and refrain from voting on matters in which such director has a conflict of interest. The director must also excuse himself or herself from any discussion on the matter.

Any material waivers from the Code of Conduct granted to directors or officers of the Company must be disclosed in the ensuing quarterly or annual report. No waivers were granted in 2013.

Role of the Board of Directors

The primary responsibility of the Board is to supervise the management of the business and affairs of the Company. In discharging its fiduciary duties, Board members are expected to use their experience and expertise to guide Management and ensure good governance practices are adhered to. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and reliable financial information to Shareholders and engages in ethical and legal conduct.

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The Company expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Company and its stakeholders. The Chairman does not have a second or casting vote in the case of equality of votes in any matter brought before the Board. In addition to possessing the requisite skill and experience required to carry out their functions, directors must demonstrate a track record of honesty, integrity, ethical behaviour, fairness and responsibility and a commitment to representing the long-term interests of AuRico’s stakeholders. They must also be able to devote the time required to discharge their duties and responsibilities effectively.

In addition to the foregoing, each director is expected to:

  Be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

  Develop an understanding of its strategy, business environment and operations, the markets in which the Company operates and its financial position and performance;

  Diligently prepare for each Board and committee meeting by reviewing all of the meeting materials in advance of the meeting date;

  Actively and constructively participate in each meeting and seek clarification from Management and outside advisors when necessary to fully understand the issues being considered;

  Leverage experience and wisdom in making sound strategic and operational business decisions;

  Demonstrate business acumen and a mindset for risk oversight; and

  Participate in continuing education programs, as appropriate.

Mandates

A copy of the Board Mandate outlining the role and responsibilities of the Board of Directors is included as Appendix “A” to this Circular. Written position descriptions exist for the Chairman of the Board and the CEO, in order to delineate their respective roles and responsibilities.

The responsibilities of the Chairman include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, committees and the individual directors in effectively understanding and discharging their duties and responsibilities; overseeing all aspects of the Board and committee functions to ensure compliance with AuRico’s corporate governance practices; acting as an adviser and confidant to the CEO and other executive officers; and ensuring effective communications between the Board and Management. The Chairman is also required to coordinate and preside at all meetings of the Board and Shareholders.

The responsibilities of the CEO include (subject to the oversight of the Board) general supervision of the business of the Company; providing leadership and vision to the Company; developing and recommending significant corporate strategies and objectives for approval by the Board; developing and recommending annual operating budgets for approval by the Board; and working with the Board on succession planning. The CEO communicates regularly with the Board to ensure that directors are being provided with timely and relevant information necessary to discharge their duties and responsibilities.

Strategic Planning

Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board holds quarterly in camera sessions with and without the CEO to discuss strategic planning and related issues. In so doing, the Board considers the risks associated with various strategic alternatives. Management provides a periodic review of the Company’s strategic plan and recommends short and longer term corporate objectives, an annual budget, and a long-term financial plan for Board approval.

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Risk Oversight

The Board oversees an enterprise-wide approach to risk management designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks the Company faces and what steps Management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the full Board in setting the Company’s business strategy is a key part of its assessment of the Board’s appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

While the Board has the ultimate oversight responsibility for the risk management process, various standing committees have responsibility for particular risk management areas:

  The Audit Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from the Company’s internal auditor;

  The Human Resources Committee assesses potentially material adverse risks facing the Company arising from the Company’s compensation policies and practices, and considers ways to address those risks; and

  The Technical & Sustainability Committee focuses on risks related to the operations and sustainability practices and the implementation of appropriate mitigation strategies.

One of the principal mechanisms to monitor the effectiveness of the Company’s risk management practices is Board oversight of the Management Risk Committee, which in turn has responsibility for overseeing and monitoring, from a process standpoint, the implementation of a corporate Risk Policy. The Management Risk Committee includes the CEO, COO, and CFO and its mandate includes ensuring that a robust risk management process is in place, identifying risks and mitigation strategies, and monitoring the overall risk profile of the Company.

The Risk Policy combines corporate level risk management strategies with operational level risk management practices. Each operation follows its own process for regular identification of business risks and incorporates the required resources for managing risks into its budgeting and business planning.

Board Effectiveness

On an annual basis, directors participate in a formal and confidential Board evaluation process to assess the effectiveness of the Board, its committees and individual directors. For 2013, the process was administered independently by the Company’s internal audit function and included a confidential survey encompassing key Board and committee activities, in addition to a Director peer assessment whereby each Director evaluated the performance of their peers based on a set of criteria. The Audit Committee members also conducted a self-assessment survey and reviewed the responses collectively. The Company discloses Director attendance for Board and committee meetings each year in the Circular.

Director Orientation and Education

The Board ensures that all new directors receive a comprehensive orientation. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are provided with a copy of the Company’s key policies, codes, and mandates. New directors also receive a record of public information about the Company, minutes from recent Board and committee meetings and other relevant information.

As part of the continuing education program, Management makes regular presentations to the Board on operations, business, and key issues. Directors are expected to visit at least one of the Company’s operations annually. In 2013, the Technical & Sustainability Committee visited the El Chanate mine; the entire Board, with the exception of one director, visited the Kemess exploration property; and the entire Board, with the exception of one director, visited the Young-Davidson mine and conducted the quarterly meetings onsite. These site visits included detailed reviews of onsite activities and physical inspection of facilities. The Company also encourages directors to attend conferences, seminars or courses on subjects pertinent to their role on the Board or that are important for enhancing their knowledge of the mining industry, with the cost of such programs paid in part or in whole by the Company.

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Director Independence

A majority of the Company’s directors are independent, with six of the Company’s eight directors being “independent” within the meaning of NI 58-101. Scott Perry and Luis Chavez are not considered independent directors because of their respective positions as President and CEO and Senior Vice President, Mexican Operations. Mr. Edwards was appointed Chairman of the Board on July 1, 2013 and is considered independent.

The Nominating & Corporate Governance Committee is responsible for determining whether or not each director is an independent director. In discharging this responsibility, the Nominating & Corporate Governance Committee analyzes all of the relationships of the directors with the Company, including its subsidiaries. “Independence” means that a director is independent of Management, does not have a material relationship with the Company and, except for director fees and share ownership, does not financially benefit from it. A material relationship is any relationship that could reasonably interfere with a director’s ability to exercise independent judgment or inhibit his ability to make difficult decisions about Management and the business.

Directors are expected to consult with the Chairman of the Board, who may further consult with the Nominating & Corporate Governance Committee, prior to joining another board in order to ensure that a conflict would not arise. The Board also recognizes that directors should be independent of one another when possible. To this end, the Board has adopted a policy pursuant to which no director should accept an invitation to join an outside board on which another AuRico director is already a member without obtaining the approval of the Nominating & Corporate Governance Committee. In addition, no more than two AuRico directors should serve on the same outside board or outside board committee. As of April 9, 2014, Messrs. Colterjohn and Spiteri serve on the board of Roxgold Inc., with the consent of the Nominating & Corporate Governance Committee.

Committees of the Board

There are currently four standing committees of the Board: the Nominating & Corporate Governance Committee, the Audit Committee, the Human Resources Committee and the Technical & Sustainability Committee. Committee members are appointed by the Board and, with the exception of the Technical & Sustainability Committee, are comprised entirely of independent members of the Board. The roles and responsibilities of each Committee are set out in its Board-approved written mandate, which is reviewed annually by each Committee and the Nominating & Corporate Governance Committee. Each committee mandate includes a description of the role and responsibilities of the Chair of the committee, which include presiding over meetings, reporting to the Board with respect to the activities of the committee, providing leadership and monitoring committee responsibilities set out in its mandate. Committees have the authority to retain legal and other advisors as appropriate and the Chairman of the Board is invited to attend all regularly scheduled Committee meetings as a guest. A copy of the mandate for each of the committees is posted on the Company’s website at www.auricogold.com.

Nominating & Corporate Governance Committee

The mandate of the Nominating & Corporate Governance Committee requires all members of the Committee to be independent. The purpose of the Nominating & Corporate Governance Committee is to assist the Board in establishing and monitoring AuRico’s policies and practices relating to corporate governance and director nominations, identifying individuals qualified to become members of the Board and, in consultation with the Chairman of the Board, evaluating the performance of the Board and its Committees on an annual basis.

The Nominating & Corporate Governance Committee regularly reviews AuRico’s corporate governance practices and policies and, where appropriate, makes recommendations to the Board for changes thereto. The Committee is responsible for the Company’s compliance with NI 58-101 and the NYSE corporate governance standards and for reviewing and approving the annual disclosure relating to these guidelines and standards.

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The Nominating & Corporate Governance Committee is responsible for proposing new nominees to the Board and its committees. In considering nominees to the Board, the Committee considers the size, composition, and operation of the Board and reviews the independence, skills, qualifications, and experience of candidates prior to making a recommendation to the Board. The Nominating & Corporate Governance Committee also annually reviews and assesses the size, composition, and responsibilities of all committees with a view to making recommendations to the Board regarding membership and committee chairpersons.

Through the nomination and recruitment process as well as continuing education initiatives, the Nominating & Corporate Governance Committee seeks to ensure that the collective skill set of its directors, including their business expertise and experience, meets the needs of the Company. When a vacancy arises, the Committee typically retains an independent recruitment agency to identify potential candidates, taking into consideration the makeup of the Board and the balance of skills currently represented. The recruiter conducts an initial screening, which includes an interview, and a list of candidates is presented to the Company for consideration. A small number of candidates are selected from this list for interviews with a selection committee of independent directors and the Chairman. Final selections are made by consensus.

The Committee has developed a skills matrix setting out the skills and experience that are viewed as integral to Board effectiveness. This matrix is used to assess Board composition, help with the Board’s ongoing development, and assist in recruiting new directors. The following table is an assessment of Board strengths under each of the categories in the skills matrix, and lists the number of directors who possess a particular level of expertise:

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Self-assessment of Skills and Experience	Outstanding	Strong	Average
Strategy and Leadership
Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance	8	0	0
Operations and Exploration
Experience with a leading mining or resource company with mineral reserves, exploration and operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence	5	1	2
Metals and Mining
Knowledge of the mining industry, market, international regulatory environment and stakeholder management	6	1	1
Finance
Experience in the field of finance, investment and/or in mergers and acquisitions	4	3	1
Public Policy
Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	5	2	1
Human Resources
Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation	4	2	2
Accounting
Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levers of the business	5	0	3
International Business
Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in Mexico or other countries or regions where the Company has or are developing operations	7	1	0

As described above under “Board Effectiveness”, the Nominating & Corporate Governance Committee, in consultation with the Chairman of the Board, annually evaluates the effectiveness of the Board, committees, and individual directors.

The Nominating & Corporate Governance Committee is currently comprised of three independent directors: Messrs. Colterjohn (Chair), Spiteri and Daniel. There were three meetings of the Committee during 2013.

Human Resources Committee

The mandate of the Human Resources Committee requires all of its members to be independent. The purpose of the Human Resources Committee is to assist the Board in monitoring, reviewing and approving AuRico’s compensation policies and practices and administering the Company’s share-based compensation plans.

The Human Resources Committee’s responsibilities include developing an executive compensation strategy, reviewing the performance of the Company’s senior executives, and making recommendations to the Board relating to executive compensation. The Committee establishes annual performance objectives in consultation with the CEO and then reviews performance against personal and corporate objectives as part of a year-end evaluation of the performance of the CEO and other officers. Other responsibilities include succession planning and reviewing, with third party input, the remuneration of the Company’s directors to ensure that it properly reflects their responsibilities and work commitments. The Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company so as to ensure the independence of the consultant to the Committee is not compromised.

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Long term incentive grants may be recommended by the Human Resources Committee but only the Board is authorized to approve awards and the Board may not re-price options and other awards.

The Human Resources Committee is expected to be aware of risks associated with executive succession. The Committee, on behalf of the Board, reviews the succession plans for each of the Company’s executive officers. Through periodic discussion with the CEO, the Committee conducts advance planning by exploring potential candidates within the organization to fill senior vacancies (including the CEO position) and devising development plans to support the professional growth of these individuals.

The Human Resources Committee is comprised of three independent directors: Messrs. Daniel (Chair), Downey and Smith, all of whom have senior level experience in executive management and human resources. The chair of the Committee was Vice President, Human Resources at Vale Canada (formerly Inco Limited) from 2000 to 2007. Mr. Smith was Chair of the Human Resources and Compensation Committee of the Canada Pension Plan Investment Board from 2005 to 2010. The Committee holds in-camera sessions following every regularly scheduled Committee meeting, during which it meets in the absence of Management. There were six meetings of the Human Resources Committee during 2013.

For a description of the composition, role and responsibilities of the Human Resources Committee, see “Part 5 – Executive Compensation – Composition and Role of the Human Resources Committee” beginning on page 22.

Audit Committee

The mandate of the Audit Committee requires all of its members to be independent. The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of AuRico’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to AuRico’s financial statements; the external auditors’ qualifications and independence; and the performance of the internal audit function and the external auditors.

More particularly, the Committee oversees the Company’s practices with respect to the preparation and disclosure of financial and related information, including through its oversight of the integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the appointment and performance review of the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Conduct and management of financial business risks that could materially affect the financial profile of AuRico.

Reference is also made to disclosure in the Company’s Annual Information Form (“AIF”) under the heading “Audit Committee”, which is available on AuRico’s website at www.auricogold.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

All members of the Audit Committee are “financially literate” and “financial experts”, within the meaning of applicable regulations. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of the Company. In determining accounting or related financial expertise, the Board considers familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another executive officer position of an entity with financial oversight responsibilities. See the Audit Committee disclosure in the AIF for a discussion of each Audit Committee members’ experience and qualifications.

The Audit Committee advises Management on financial risks arising from AuRico’s exposure to changes in commodity prices, interest rates, foreign currency exchange rates and credit, including advising on any proposed hedging of such exposures, and authorizes policies for entering into investments and for reviewing and assessing execution of such investment strategies.

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The Committee holds regular in-camera sessions following every regularly scheduled Committee meeting, during which it meets separately with each of Management, the head of internal audit and the external auditors and separately as a committee. The Audit Committee currently consists of three independent directors: Messrs. Smith (Chair), Colterjohn and Downey. There were six meetings of the Audit Committee during 2013.

Technical & Sustainability Committee

The Technical & Sustainability Committee was known as the Sustainability Committee until March 2014. The Board felt it appropriate to broaden the Committee’s mandate beyond sustainability matters, in part to reflect the experience and potential contribution of the directors serving on the Committee. The mandate of the Technical & Sustainability Committee does not require that all members of the Committee be independent. The purpose of the Technical & Sustainability Committee is to assist the Board in its oversight of operational risks as well as AuRico’s environmental, health and safety, corporate social responsibility (“CSR”) performance at all projects and properties of the Company. The Committee monitors current and emerging regulatory, social and community issues for their potential impact on the Company and makes recommendations to the Board, where appropriate.

The Technical & Sustainability Committee oversees technical and operational matters on behalf of the Board, which may include reviewing: mineral reserve and mineral resource estimates; life of mine plans; significant technical risks, mitigation strategies and opportunities associated with the Company’s mines and development projects; exploration, geological, mining, metallurgical and other technical issues of significance; and the technical merits associated with new projects or opportunities.

The Company uses a corporate Sustainability Management System (“SMS”), which encompasses a set of management processes aligned to recognized international standards to help AuRico continuously improve its environmental, economic, and social sustainability performance. The purpose of the SMS is to provide a consistent approach to sustainability management across all of our operations. A central element to the SMS is AuRico’s Sustainability Charter, which establishes the overarching vision for sustainable management within AuRico and is supported by three core policies:

1.	Health & Safety Policy;
2.	Environmental Policy;
3.	Corporate Social Responsibility Policy.

Management reports to the Committee on a quarterly basis with respect to the development and implementation policies and practices supporting the SMS. The Technical & Sustainability Committee regularly reviews AuRico’s existing programs to ensure that they are consistent with the Company’s commitment to sustainable development and the goal of zero harm to people, the environment, and our host communities. In discharging its duties, the Committee visits at least one mine site annually, where directors are given an opportunity to interact directly with mine site personnel.

The Technical & Sustainability Committee currently consists of three directors: Messrs. Spiteri (Chair), Edwards and Perry. There were four meetings of the Technical & Sustainability Committee during 2013.

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PART 4: DIRECTOR COMPENSATION

Objectives and Design of Director Compensation

Our director compensation structure is designed to attract and retain individuals with the relevant skills and knowledge to serve on our Board and align the interests of our directors with those of our other Shareholders.

Our director compensation program reflects our size and complexity, and reinforces the importance we place on shareholder value. Our director compensation takes into account the time commitment, duties, and responsibilities of our directors and director compensation practices at comparable companies. While director compensation amounts are not based on corporate performance, the Board follows a formal performance assessment process to ensure director effectiveness and engagement.

Remuneration

In 2013, Mercer (Canada) Ltd. (“Mercer”) was retained to review the Company’s director compensation practices relative to the Company’s compensation comparator group. Following that review, the Human Resources Committee recommended a number of significant changes to the director compensation program, resulting in a decrease in the total target compensation. In order to keep current with best practice, the new compensation arrangement eliminated the practice of granting stock options to non-executive directors and now awards a combination of higher cash retainers and restricted share units that would be settled in Common Shares. Although a majority of the peer group was found to pay meeting attendance fees, the Board believes this is becoming less frequent among larger public companies and accordingly, has not incorporated this practice into its compensation arrangement.

In 2014, following the decline in the price of gold and the corresponding decline in equity valuations (including AuRico’s share price), the Human Resources Committee concluded that it was neither necessary nor appropriate to consider any increase in director compensation. Accordingly, the Committee did not retain a compensation consultant to review director compensation in the past year.

The only change made to director compensation for 2014 was to increase the annual retainer paid to both the Technical & Sustainability Committee and the Nominating & Corporate Governance Committee by $5,000 to bring them in line with the annual retainers paid to the chairs of the Audit Committee and Human Resources Committee. The role of Lead Director was also eliminated in 2013, with the appointment of an independent non-executive Chairman, which more than offsets the two committee chair retainer adjustments. The table below summarizes the components of director compensation for 2013 and 2014:

A. Director Compensation Amounts	2013 Fees	2014 Fees
Cash retainer	$70,000	$70,000
Stock options	$Nil	$Nil
DSUs	$30,000	$30,000
RSUs	$70,000	$70,000
Meeting fees	$Nil	$Nil
Lead director retainer	$20,000	N/A
Chair retainer – Audit and Human Resources committees	$20,000 per year	$20,000 per year
Chair retainer – Technical & Sustainability and Nominating & Corporate Governance committees	$15,000 per year	$20,000 per year
Committee member retainer (non-chair)	$5,000 per year	$5,000 per year
Total Base Director Fees	$170,000	$170,000
(excluding lead director, chair / committee member retainers)

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B. Chairman Compensation Amounts	2013 Fees	2014 Fees
Cash retainer	$150,000	$150,000
Stock options	$Nil	$Nil
DSUs	$70,000	$70,000
RSUs	$120,000	$120,000
Meeting fees	$Nil	$Nil
Total Chairman Fees	$340,000	$340,000

Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Company business. As officers of the Company, Messrs. Perry and Chavez did not receive any fees for serving as directors.

Summary Compensation Table

The following table sets forth all annual compensation paid to directors for the financial year ended December 31, 2013, other than Mr. Chavez and Mr. Perry. Mr. Perry’s compensation is fully reflected in the summary of total compensation for Named Executive Officers (NEOs).

Name	Annual Fees – Cash ($)	Share-Based Awards (1) ($)	Option-Based Awards ($)	All Other Compensation(2) ($)	Total Compensation ($)
Colin K. Benner(3)	$70,000	$190,000	$Nil	$5,250	$265,250
Alan R. Edwards(3)	$116,590	$254,733	$Nil	$8,744	$380,067
Richard M. Colterjohn	$82,500	$100,000	$Nil	$5,063	$187,563
Mark J. Daniel	$87,500	$100,000	$Nil	$6,563	$194,063
Patrick D. Downey	$72,500	$100,000	$Nil	$5,438	$177,938
Ronald E. Smith(3)(4)	$135,556	$120,000	$Nil	$10,167	$265,723
Joseph G. Spiteri	$74,660	$100,000	$Nil	$5,600	$180,260

Notes:

(1)	Director fees were paid in a combination of cash, DSUs, and RSUs. DSUs and RSUs are captured under Share-Based Awards.
(2)	For all directors, other amounts represent Company-paid matching contributions to the ESPP.
(3)

Mr. Benner, formerly Executive Chairman, commenced a leave of absence from the Board of Directors on April 29, 2013 and resigned from the Board effective July 1, 2013. Mr. Smith served as Interim Chairman during Mr. Benner’s leave of absence, and Mr. Edwards was appointed Chairman of the Board effective July 1, 2013.

(4)

Mr. Smith received $6,923 in additional compensation for his role as Lead Director during the period from January 1, 2013 to April 28, 2013, and $33,243 for his role as Interim Chairman from April 29, 2013 to June 30, 2013.

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Outstanding Share-Based and Option-Based Awards

The following table shows all awards outstanding for each director on December 31, 2013.

Name		Option-Based Awards			Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in-the- money Options(1) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested(2) ($)	Market Value of Share- Based Awards – Vested(3) ($)
Alan R. Edwards	40,000	$7.92	May 18, 2017	$Nil
	35,000	$7.99	May 19, 2017	$Nil
	25,000	$10.09	Apr. 18, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					20,183	$78,713	$157,448
Richard M. Colterjohn	40,000	$7.92	May 18, 2017	$Nil
	35,000	$7.99	May 19, 2017	$Nil
	25,000	$10.09	Apr. 18, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					7,798	$30,413	$125,967
Mark J. Daniel	18,250	$5.29	May 8, 2016	$Nil
	21,900	$9.73	Jan. 8, 2017	$Nil
	21,900	$7.95	Jan. 13, 2018	$Nil
	75,000	$10.95	Nov. 14, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					7,798	$30,413	$51,386
Patrick D. Downey	14,600	$11.16	Jan. 16, 2014	$Nil
	18,250	$8.17	Feb. 8, 2015	$Nil
	18,250	$2.85	Jan. 13, 2016	$19,163
	21,900	$9.73	Jan. 8, 2017	$Nil
	21,900	$7.95	Jan. 13, 2018	$Nil
	75,000	$10.95	Nov. 14, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					7,798	$30,413	$51,386
Ronald E. Smith	40,000	$8.27	May 15, 2016	$Nil
	35,000	$7.99	May 19, 2017	$Nil
	25,000	$10.09	Apr. 18, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					7,798	$30,413	$118,425
Joseph G. Spiteri	40,000	$7.92	May 18, 2017	$Nil
	35,000	$7.99	May 19, 2017	$Nil
	25,000	$10.09	Apr. 18, 2018	$Nil
					7,798	$30,413	$47,413

Notes:

(1)

Calculated as the closing price of the Common Shares on the TSX on December 31, 2013 (the last trading day of 2013) of $3.90, less the exercise price, multiplied by the number of unexercised in-the-money stock options.

(2)	Calculated as the closing price of the Common Shares on the TSX on December 31, 2013 (the last trading day of 2013) of $3.90, multiplied by the number of unvested RSUs.
(3)	Calculated as the closing price of the Common Shares on the TSX on December 31, 2013 (the last trading day of 2013) of $3.90, multiplied by the number of DSUs and RSUs that have vested.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director for the fiscal year ending December 31, 2013 (other than Mr. Chavez and Mr. Perry) on (1) the value that would have been realized if the options under option-based awards had been exercised on the vesting date, and (2) the value realized upon vesting of share-based awards during the year ended December 31, 2013. Mr. Perry’s awards are disclosed in “Part 5 – Executive Compensation”.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alan R. Edwards	$Nil	$154,114	$Nil
Richard M. Colterjohn	$Nil	$51,732	$Nil
Mark J. Daniel	$Nil	$51,732	$Nil
Patrick D. Downey	$Nil	$51,732	$Nil
Ronald E. Smith	$Nil	$71,734	$Nil
Joseph G. Spiteri	$Nil	$51,732	$Nil
Notes:
(1)

Calculated as the closing price of the Common Share price on the TSX on the vesting date, less the exercise price, multiplied by the number of in-the-money stock options that vested. The value shown in this column does not represent the actual value the individual director could receive. The actual gain on exercise, if any, will depend on the value of the Common Shares on the date of exercise. The Company ceased granting stock options to directors in 2013.

(2)

Calculated as the closing Common Share price on the TSX on the vesting date, multiplied by the number of RSUs and DSUs vested. Unless the Board determines otherwise, the director compensation policy states that DSUs vest immediately upon grant and RSUs vest as one-third immediately, one-third on the first anniversary of the grant date and one-third on the second anniversary of the grant date.

Director Share Ownership Requirement

AuRico has a minimum share ownership requirement for directors, under which directors are required to own AuRico Common Shares, RSUs, or DSUs having a value established by the Board. The current minimum share ownership requirement for directors is a value equivalent to three times the annual cash retainer of $70,000 for non-executive directors and $150,000 for the Chairman. Directors are expected to achieve these thresholds by the later of (a) December 31, 2013; and (b) within three years from the date the individual became a director. Under the 2013 director compensation policy, the minimum share ownership requirement was $210,000 for non-executive directors and $450,000 for the Chairman.

If the annual cash retainer is increased, directors are given up to two years to attain the higher minimum equity ownership threshold.

All of the Company’s directors are in compliance with the Company’s policy on minimum equity ownership.

Each director is required to maintain the minimum ownership level throughout his or her tenure as a director and securities may not be the object of specific monetization or other hedging arrangements to reduce or offset exposure to the market value of these holdings.

Ownership thresholds are calculated based on the greater of the initial acquisition cost and the then 200-day volume-weighted average price (“VWAP”) on the TSX as at December 31.

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Share Ownership Position of AuRico Directors(1)

Director	Year Joined	Number of Common Shares	Number of DSUs	Number of RSUs	Total Number of Common Shares, DSUs and RSUs (#)	Total Value of Common Shares, DSUs and RSUs(2) ($)	Value as Multiple of Retainer	Compliant with Policy(3) (x)
Alan R. Edwards	2010	35,429	45,136	55,041	135,606	722,874	4.8x	x
Richard M. Colterjohn	2010	152,957	34,910	26,131	213,998	1,319,661	18.9x	x
Mark J. Daniel	2011	12,872	15,614	26,131	54,617	343,679	4.9x	x
Patrick D. Downey	2011	15,471	15,614	26,131	57,216	305,833	4.4x	x
Ronald E. Smith	2009	10,747	32,959	26,131	69,837	442,082	6.3x	x
Joseph G. Spiteri	2012	13,233	14,587	26,131	53,951	328,048	4.7x	x

Notes:

(1)	Reflects securities ownership as of April 9, 2014. Mr. Perry’s equity ownership is captured in the NEO ownership table in Part 5 below.
(2)	Value of equity holdings is calculated as the greater of the initial acquisition value per unit and the 200-day VWAP on the TSX of $4.99.
(3)	The share ownership requirements are three times the annual cash base retainer of $150,000 for Mr. Edwards and $70,000 for the non-executive directors.

PART 5: EXECUTIVE COMPENSATION

Report of the Human Resources Committee

We are pleased to give you important background information and context to the executive compensation discussion and analysis that follows and the decisions made about executive compensation for 2014.

Our executive compensation program is based on pay for performance and prudent risk management to motivate the senior leadership to execute corporate strategy in a manner that delivers strong results for shareholders. To assist you in making an informed decision for AuRico’s Say on Pay vote, we undertook to provide clear and straightforward disclosure of our executive compensation practices. We are pleased to share this summary of AuRico’s 2013 performance and how the results affected executive compensation.

OPERATIONS

During 2013, the Company increased production by 51% at the El Chanate and Young-Davidson mines, and reported cash costs per gold ounce of USD $676 and full year revenue of USD $227.6 million.

Significant milestones were achieved in 2013 with the completion of the underground infrastructure at the Young-Davidson mine and the commissioning of the underground mine and paste plant. The Board believes that the Company is well positioned to deliver increased production while lowering unit costs over the next two years.

Management also accomplished the following in 2013:

  Achieved safety milestones at each operation

  Delivered quarter-over-quarter improvements in operating performance, including seven consecutive quarters of production growth

  Completed a share buyback and reduced shares outstanding by 12.8%

  Declared commercial production at the Young-Davidson underground mine

  Identified new mineralization at the El Chanate mine

  Completed the Kemess feasibility study optimization and commenced permitting

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  Initiated a dividend program

  Strengthened corporate governance practices

  Reduced G&A expenses at our operations and in the corporate offices

  Delivered on a promise of consistent, reliable, sustainable growth

OUR APPROACH TO COMPENSATION

The current compensation plan adopts a balanced approach to shorter-term financial and operating results and longer-term strategic objectives and is designed with the following considerations in mind:

  Linking compensation to the Company’s performance;

  Emphasizing variable compensation that is contingent upon achievement of key business objectives;

  Compensating executives at a level and in a manner that ensures AuRico is capable of attracting, motivating and retaining superior talent; and

  Aligning the interests of executive officers with the short- and long-term interests of Shareholders.

Alignment with Shareholders is achieved in a variety of ways, including minimum shareholding requirements and a compensation claw-back policy. To further strengthen the alignment between pay and performance, a significant percentage of the senior executive officers’ compensation is variable in nature.

Our compensation philosophy of targeting the median total direct compensation of an appropriate peer group was put on hold in 2014. While this remains the long term objective, market conditions resulted in a decision to freeze compensation for 2014, irrespective of the findings of a peer compensation review. We retained the services of Mercer, an independent compensation consultant, to assist with benchmarking, plan design, compensation levels and pay mix.

PAYING FOR PERFORMANCE

With respect to 2013 annual performance commitments, the Human Resources Committee determined that management performance was generally in line with or exceeded the metrics established at the beginning of the year. The exception was the capital expenditure budget for the Young-Davidson underground development, which was over budget. As explained in more detail below, this resulted in bonus payments that were 88% of the targeted amount.

Entering 2014, management believes that AuRico has a strong balance sheet, a quality, low-cost asset base, a Shareholder-friendly management team and exciting growth prospects at the Young-Davidson mine, with the commissioning of the Northgate shaft in Q4 2013 and resulting enhanced unit costs and improved underground productivities.

AuRico’s approach to executive compensation is described in greater detail in the following pages of the Compensation Discussion and Analysis. We believe that our approach has been applied in a consistent manner and continues to support our goal of maximizing value for our Shareholders.

Thank you for your ongoing trust and support. As always, we welcome your comments or questions, which you can submit via email to info@auricogold.com, Attention: Human Resources Committee. Respectfully submitted by the Human Resources Committee on behalf of the Board of Directors,

Mark J. Daniel (Chair)
Patrick D. Downey
Ronald E. Smith

Composition and Role of the Human Resources Committee

The Human Resources Committee is comprised of three independent directors: Messrs. Daniel (Chair), Downey and Smith, all of whom have senior level experience in executive management and human resources. The chair of the Committee, Mr. Daniel, was Vice President, Human Resources at Vale Canada (formerly Inco Limited) from 2000 to 2007.

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The Board is confident that the Human Resources Committee collectively has the knowledge, experience, and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its Shareholders.

The Human Resources Committee’s primary responsibilities include:

  Developing an executive compensation strategy;

  Establishing annual performance objectives in consultation with the CEO;

  Reviewing the performance of the Company’s senior executives;

  Making recommendations to the Board relating to executive compensation;

  Administering AuRico’s compensation policies and practices;

  Administering the Company’s share-based compensation plans;

  Succession planning; and

  Reviewing the remuneration of the Board.

Compensation Philosophy and Approach

The Company operates in a cyclical and highly capital intensive industry. The nature of the business requires a long-term outlook on building value for our shareholders. Existing executive compensation programs reinforce this by emphasizing long-term incentives rather than only annual operating and financial objectives. Stock options have a five to seven year term and PSUs were introduced in 2013 with vesting that is contingent on future Total Shareholder Return relative to a gold sector peer group. Annual long-term incentive grants align executives with share price performance throughout the cycle. Minimum share ownership requirements for senior executives encourage them to build and maintain equity ownership throughout their tenure. The emphasis on equity compensation and the significant shareholdings by our executives create a direct link between share price performance and the potential value that can be realized from the equity programs.

AuRico’s compensation program is also focused on short-term operational and financial targets as well as risk mitigation relating to financial and sustainability metrics. In order to reward operational performance, annual incentive bonus results are linked to quantitative metrics that are subject to the final review and judgment of the Human Resources Committee, and confirmation and approval by the Board of Directors, to account for potential events that may be outside of Management’s control as well as for the documented results of Management’s response to opportunities and unplanned events that arise during the course of the year. Upward and downward adjustments, if any, are not made without considerable deliberation and consideration of fairness, transparency, and accountability issues.

The Committee believes that AuRico’s executive compensation programs are reasonably competitive in the mining industry, as is required in order to attract, motivate, and retain highly qualified and experienced executives.

Decision-Making Process

In determining recommendations for the total compensation for Named Executive Officers (“NEOs”), the Board of Directors delegates responsibility to the Human Resources Committee. The Human Resources Committee communicates regularly and directly with the Company’s executive officers. Time is set aside at each regularly scheduled Human Resources Committee meeting for the members of the Human Resources Committee to meet independent of Management. The Human Resources Committee reports regularly to the Board of Directors. In addition, the Human Resources Committee seeks the views of the Company’s CEO when reviewing compensation for other executive officers because of his day-to-day involvement with these officers. The Human Resources Committee believes that the CEO is in the best position to assess the performance of his direct reports and to provide valuable input regarding salary adjustments, level of payment of short-term incentives, as well as appropriate long-term incentives grants. The Human Resources Committee also expects the CEO to provide input, based on his judgment and deep knowledge of the strategic goals of the Company, on the design of any new compensation program that is implemented. The Human Resources Committee considers information it receives from Management, but makes independent recommendations to the Board on all executive compensation matters. The Human Resources Committee retains independent firms on an annual basis to provide necessary benchmarking and standard practice information in order to assist with its review of executive compensation.

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Limited Discretion

The Committee reserves the right to exercise limited discretion in assessing NEO performance. Wherever feasible, clear metrics are formulated to measure management performance. Where objectives are qualitative in nature, the Board relies on the reasonable judgment of the Human Resources Committee to determine how management has performed against such qualitative metrics. The Board retains ultimate authority to accept or reject the recommendations of the Human Resources Committee. In 2013, qualitative metrics accounted for 15% of total performance commitments. In addition, the Human Resources Committee may on occasion be required to apply judgment to a quantitative metric but this would be very unusual and would be subject to full review by the Board. The bottom line is that while the Board and the Human Resources Committee go to great lengths to ensure that performance commitments are objectively measurable, they will exercise their right and duty to adjust a performance score upward or downward to avoid unintended outcomes. Under no circumstance, however, will the Committee substitute other forms of compensation where a metric is not achieved.

Compensation Risk Management

The Human Resources Committee avoids compensation policies that encourage excessive risk-taking, such as those that pay out before the risks associated with the performance are likely to materialize. The Human Resources Committee is also sensitive to the possible reputational damage that could be suffered by the Company where executives are not compensated in a manner that is consistent with the objectives of AuRico’s compensation program or that is otherwise not in the best interests of the Company and its Shareholders. To mitigate the risks associated with the Company’s compensation policies and programs and specifically ensure the compensation policies and practices do not encourage undue risk-taking on the part of its executives, the Company has implemented mitigating practices, such as share ownership requirements, a prohibition on hedging, a claw-back policy and a PSU plan with contingent vesting, all of which are discussed in greater detail below.

Compensation Consultants

When the Human Resources Committee considers it necessary or advisable, it may retain outside consultants to assist or advise the Committee on any matter within its mandate. The Committee has the sole authority to retain and terminate these consultants. The table below summarizes the fees paid to consultants related to determining compensation for the Company’s directors and executives (“Compensation Related Fees”) and the fees paid to these consultants for other services (“All Other Fees”).

	2013		2012
	Compensation-		Compensation-
Consultant	Related Fees	All Other Fees	Related Fees	All Other Fees

Mercer	$93,325	$4,900	$50,915	$Nil

Meridian	$Nil	$Nil	$4,580	$Nil

In 2013, Mercer was retained by the Human Resources Committee to provide executive and director compensation benchmarking data and compensation recommendations. In addition, Mercer assisted in reviewing the Company’s management proxy circular and developing its performance share unit (PSU) plan.

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In 2014, the Committee did not retain Mercer to review director compensation as directors took the view that market conditions did not warrant an increase in director compensation. However, the Company paid Mercer a fee to receive the results of a mining compensation survey.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes our compensation policies and practices for our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers. These individuals are referred to in this Compensation Discussion and Analysis as the “Named Executive Officers” or “NEOs”.

Named Executive Officers

In 2013, AuRico’s Named Executive Officers were:

Name	Title
Scott Perry	President & Chief Executive Officer
Robert Chausse	Executive Vice President & Chief Financial Officer
Peter MacPhail	Executive Vice President & Chief Operating Officer
Trent Mell(1)	Executive Vice President, Corporate Affairs
Chris Bostwick	Senior Vice President, Technical Services

Notes:

(1)

During the first quarter of 2014, the Company reduced its corporate head office personnel by 30%, which resulted in the elimination of Mr. Mell’s position. He was therefore terminated without cause, effective March 14, 2014.

Objectives of the Executive Compensation Program

The Company’s executive compensation policies underpin a number of objectives:

  Attract, motivate and retain highly qualified and experienced executives;

  Recognize and reward contributions to the success of the Company as measured by the accomplishment of specific performance objectives;

  Ensure that a significant proportion of compensation is directly linked to the success of the Company while not encouraging excessive or inappropriate risk-taking;

  Promote adherence to the high standards and values reflected in the Company’s Code of Conduct and Sustainability Charter;

  Ensure retention by setting total direct compensation targets at a level that is competitive with the markets in which the Company competes; and

  Protect long-term Shareholder interests by ensuring NEO and other senior executive interests are aligned with those of Shareholders.

Fundamentally, the Company’s compensation practices are intended to promote a safe work environment, value-creation actions for the benefit of Shareholders, and to reward individual and team efforts for meeting short-term and long-term objectives.

Executive Compensation Strategy

NEOs cannot control a number of significant factors that impact financial results, including commodity prices, foreign exchange rates, the cost of consumables and political uncertainty. Compensation program design thus considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

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Comparator Group

It is the Company’s intention to provide competitive total compensation packages to executive officers to ensure senior Management is appropriately retained and engaged. Competitive peer or comparator group data is used as general guidance to establish NEO compensation targets.

For purposes of year-end compensation comparator group benchmarking, however, the relevant executive officers were Mr. Perry and the Company’s three Executive Vice Presidents: Mr. MacPhail, Mr. Chausse, and Mr. Mell. Mr. Mell left the organization in the first quarter of 2014.

The Committee’s compensation consultant reviews the mining peer group annually with the Committee to ensure that it remains appropriate and reflective of the companies with which AuRico competes for talent, business opportunities, or capital. The criteria for the mining peer group review have been selected to ensure that the peers are similar to AuRico in size, scope, and complexity of operations. These criteria include:

  Focus on both gold and base metals (as both compete for the same talent);

  At least one (and preferably multiple) operating mines;

  Comparable in terms of revenue; and

  International operations.

The composition of the mining peer group in 2013 is listed below. The mining peer group reflects the fact that while the Company competes with other gold companies for shareholders, capital and mineral properties, the Company also competes with the broader mining industry for qualified and experienced executives.

2013 Comparator Group
Alacer Gold Corp.	Detour Gold Corporation	Osisko Mining Corporation
Alamos Gold Inc.	Dundee Precious Metals Inc.	Pan American Silver Corp.
Allied Nevada Gold Corp.	First Majestic Silver Corp.	Primero Mining Corp.
B2Gold Corp.	Hudbay Minerals Inc.	SEMAFO INC.
Centerra Gold Inc.	IAMGOLD Corporation

In determining the comparator group, the compensation consultant used the 2012 comparator group as a starting point and recommended several changes. It was proposed that Inmet be removed following its acquisition by First Quantum Minerals and that New Gold be removed given its larger size. Mercer also recommended that four companies be added to the peer group, namely: B2Gold, Detour Gold, Dundee Precious Metals, and Primero Mining. The Human Resources Committee accepted all of these recommendations.

As current compensation data for peer executives is not available at the time of annual performance evaluations and compensation analysis, peer benchmarking must be backward-looking. For the purpose of the 2013 year-end compensation analysis, the Human Resources Committee analyzed 2012 (actual) data. The data is used to establish total direct compensation targets and an appropriate pay mix for the Company’s senior executives.

The change in composition of the peer group resulted in a lower median total direct compensation. Using 2012 data, the median total direct compensation decreased by 8.6% for the CEO position and decreased 13.7% for the next highest paid NEO.

The Company will continue to evaluate and, if appropriate, update the composition of the peer group each year to ensure it remains relevant to the markets in which it competes.

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Total Compensation Components

The Human Resources Committee believes that the objective of NEO compensation practices should be to target a ratio of Total Direct Compensation of an appropriate peer group. Total Direct Compensation is the total of base salary, target bonus and the value of equity-linked compensation. The Company regularly reviews all elements of executive compensation to ensure that it continues to be aligned with the Company’s strategy and industry practices.

For 2013, the target compensation positioning for Mr. Perry was below the median of the CEOs in the mining peer group. For each of three Executive Vice Presidents, the target compensation positioning was also below the median of both the second and the third most highly ranked executive in the mining peer group. Philosophically, the objective is to target the median if executive performance and market conditions support the objective. However, salaries were frozen for 2014 and total direct compensation targets were only slightly increased for the Executive Vice Presidents as part of the 2013 year-end review process. Actual positioning for all NEOs is believed to remain slightly below the comparator group median for 2014.

Element	Description	Objective

Base Salary

Base salary is determined through an analysis of salaries paid by companies in the comparator group as well as individual performance, which is assessed according to the achievement of business and operating goals. It reflects the capability of the individual as demonstrated over an extended period of time.

Attraction, retention and motivation Annual salary adjustments, if warranted, for employees who consistently meet or exceed expectations

Annual Incentive Bonus

Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative corporate and individual performance.

Pay for performance Align with the Company’s business strategy Attraction, retention and motivation

Long-Term Incentives

Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives in an increasingly competitive market. In determining the equity compensation levels, the Human Resources Committee considers previous grants to the individual and targeted total direct compensation.

Align to Shareholder interests Pay for performance Align with the Company’s business strategy Attraction, retention and motivation

Benefits	Executives participate in standard corporate medical, extended health, dental, disability and life insurance. Executive level benefits also include annual medical examinations and a car allowance.	Attraction and retention

Determining Compensation Mix

Once the target level of Total Direct Compensation has been set, an appropriate pay mix is established, with an emphasis on variable (or “at risk”) pay, including a strong equity-linked component. Philosophically, Total Direct Compensation is targeted at the median of the market, with the potential for higher levels of compensation for sustained superior performance. However, as mentioned above, actual positioning for all NEOs is believed to remain slightly below the comparator group median for 2014. As shown in the following pie charts, the total value is weighted towards “at risk” variable compensation – annual incentive bonus and long-term incentives.

In February 2013, the Human Resources Committee reviewed and approved the CEO and EVP pay mix based on the findings from benchmarking of the comparator group by the independent compensation consultant, which recommended a higher proportion of total compensation in the form of long-term incentives. As part of the 2013 year-end review, the independent compensation consultant recommended a slight increase in long term incentives for the Executive Vice President (and no change for the CEO) in order to remain competitive with market practice.

As indicated below, the target pay mix for the CEO consists of 24% base salary and 76% variable pay, including 53% in the form of long-term equity-based grants (including 1/3 in the form of PSUs). The target pay mix for the EVPs now consists of 30% base salary and 70% variable pay, including 39% in the form of long term equity-based grants (including 1/3 in the form of PSUs).

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Setting Performance Objectives and Goals

The CEO and senior management, in consultation with the Board, are responsible for developing the Company’s overall strategic plan. On the basis of the strategic plan, annual business plans and budgets are prepared, which are reviewed and approved by the Board. The CEO meets with the NEOs and other senior executives to discuss the specific objectives required for achieving the strategic and annual business plans. Annual corporate and personal performance commitments are then developed, reflecting these specific objectives. The CEO advises the Human Resources Committee of the corporate performance commitments and discusses the alignment with the corporate business strategy. The Human Resources Committee makes a recommendation to the Board regarding the final corporate performance commitments.

The proportion of annual incentive bonus linked to corporate objectives (rather than personal objectives) increases with the seniority of the individual, on the premise that senior officers are best positioned to ensure that corporate objectives are achieved. For the President & CEO and the Executive Vice Presidents, 100% of their annual bonus entitlement is determined based on achievement of corporate performance objectives:

Title	Personal Performance	Corporate Performance	Total
President & CEO and EVPs	0%	100%	100%
Senior Vice President, Technical Services	50%	50%	100%

Reviewing Performance and Setting Compensation

The Human Resources Committee makes recommendations to the Board regarding the CEO’s compensation. In making these recommendations, the Committee takes into consideration the Company’s performance relative to corporate performance commitments. The Committee reviews the various elements of the CEO’s compensation in the context of the Total Direct Compensation, including salary, the annual incentive award, and the long-term incentive award. In preparing its recommendations regarding the CEO’s compensation, the Committee refers to compensation provided to chief executive officers within the comparator group and seeks the input of an independent compensation advisor. The Committee presents its recommendations to the Board, which in turn approves the CEO’s compensation.

The Human Resources Committee consults with the CEO concerning his evaluation of the performance of the NEOs and other executives who report to him. The CEO makes recommendations to the Committee regarding executive salary increases, annual incentive bonuses and long-term incentives, and total compensation for executives being hired or promoted. As part of this process, the Committee refers to compensation provided to NEOs within the comparator group and seeks the input of an independent compensation advisor. The Committee’s recommendations regarding compensation for NEOs and other officers are presented to the Board for approval.

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Compensation plans are regularly reviewed to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation. The Company’s compensation plans have been designed to be simple, clear, and transparent. At the same time, there must be a clear connection between financial and operating performance and NEO compensation. The Human Resources Committee also regularly assesses potentially material adverse risks facing the Company arising from the Company’s compensation practices.

Executive Compensation Claw-Back Policy

The Board has adopted an Executive Compensation Claw-back Policy linked to compensation from variable compensation plans. Pursuant to this policy, the Board may seek reimbursement of all or a portion of incentive compensation received by an executive in situations where:

  There is a material restatement of the Company’s financial results;

  The officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

  The relevant compensation award would have been lower had the financial results been properly reported.

Hedging

The Company’s Insider Trading Policy prohibits insiders and employees from selling shares in AuRico that they do not own or have not fully paid for (“short-selling”) and from buying or selling financial instruments on shares of the Company at any time that are designed to hedge or offset a decrease in the value of the Company’s shares.

2013 Total Direct Compensation

Base Salary

Base salaries are determined through an analysis of salaries paid by companies in the comparator group, as well as individual performance measured against the achievement of business and operating goals. Base salaries are normally reviewed at the beginning of each year. The CEO recommends base salary adjustments to the Human Resources Committee for the NEOs, other than himself, and other officers. The Committee determines the base salary adjustment for the CEO taking into consideration the performance of the CEO and the advice received from its compensation advisor.

For the 2014 fiscal year, base salaries did not increase and will constitute approximately 24% of target total direct compensation for the CEO and 30% of target total direct compensation for the Executive Vice Presidents. The base salary for the Executive Vice Presidents is below the salary for the third most highly ranked executive in the mining peer group but commensurate with the roles and responsibilities of the positions in the case of the CFO and the EVP Corporate Affairs. The CEO’s salary is well below the median of the peer group.

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Name	Title	2013 Base Salary	2014 Base Salary
Scott Perry	President & Chief Executive Officer	$600,000	$600,000
Robert Chausse	Executive Vice President & Chief Financial Officer	$365,000	$365,000
Peter MacPhail	Executive Vice President & Chief Operating Officer	$365,000	$365,000
Trent Mell(1)	Executive Vice President, Corporate Affairs	$365,000	$365,000
Chris Bostwick(2)	Senior Vice President, Technical Services	$288,372	$302,300

Notes:

(1)

During the first quarter of 2014, the Company reduced its corporate head office personnel by 30%, which resulted in the elimination of Mr. Mell’s position. He was therefore terminated without cause effective March 14, 2014.

(2)

Mr. Bostwick’s 2013 salary was paid in USD and his 2013 base salary amount in the above table was converted to CAD using the average currency exchange rate of USD$1 = CAD$1.0299 for the 2013 year, as quoted by the Bank of Canada. Commencing in 2014, Mr. Bostwick’s salary will be paid in CAD.

Annual Incentive Bonus

The annual incentive bonus is a short-term variable element of compensation constituting approximately 24% to 30% of target total direct compensation. This incentive is intended to link pay to annual performance commitments that will contribute to enhanced shareholder value. For all of the NEOs other than Mr. Bostwick, the annual performance incentive plan is designed with 100% weighting on the achievement of corporate performance commitments. Target annual performance incentives for 2013 were set at 100% of base salary for all of the NEOs, other than Mr. Bostwick, who was at 60%.

2013 Corporate Performance Results

The table below provides information about the corporate performance measurement categories, metrics, weightings and target performance goals or range of performance, and actual performance outcomes. For details on the Company’s 2013 results, see AuRico’s consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2013.

If the Company achieves the established target objectives in the table below, the executive is eligible to receive 100% of his target annual incentive bonus. A performance factor is applied to each corporate performance commitment whereby executives can earn 0 to 1.5 times the target bonus for each measurable element. As a result, actual payouts can range from zero (if specified threshold performance criteria are not met) to 150% of target, depending on the level of performance.

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		Threshold	Target	Maximum
Performance Measurement		Performance	Performance	Performance	Weighted
Category	Performance Metric	Goal (0%)	Goal (100%)	Goal (150%)	Result
Financial & Operating
Performance (55%)	Production (000s oz)	<170	219	>240	20%

	Consolidated Cash Costs (USD per oz)	>$670	$595	<$540	15%
	All-in Sustaining Costs (USD per oz)	>$1,400	$1,150	<$1,000	5%
	Capital expenditures (USD, millions)	-	$182	-	15%
Growth (15%)	Reserve Replacement (000s oz)	<235	295	>350	15%
Sustainability (15%)	Lost Time Frequency Rate	>0.6	0.4	<0.2	5%
	Incident Severity Rate (MASHA)	>155	105	<55	5%
	Environment (GRI Incident Category)(1)	>3	1	0	5%
Shareholder Value Creation (15%)	Discretionary	Qualitative			15%

Notes:

(1)	Represents total number of incidents reported to a regulator and ranked as a major or moderate risk.

The Human Resources Committee met on two occasions to review actual performance against performance goals. Production, all-in sustaining costs, and shareholder value creation initiatives were generally on target. Cash costs were slightly higher than target, resulting in a lower score. Sustainability metrics (lost time frequency rate, incident severity rate, and environmental reporting) were well above targeted performance, resulting in scores in excess of target.

The one notable disappointment in 2013 was with respect to actual versus targeted capital expenditures. While Management executed its Young-Davidson paste backfill plant and El Chanate capital programs at or below budget, the remaining capital expenditures at Young-Davidson were well above the budget approved by the Board in December 2012. The Human Resources Committee did note that despite capital expenditure overspend on the Young-Davidson shaft, Management took a long term view and prioritized underground development in 2013. This positioned the Company well for 2014, as 75% of the 2014 mine plan access has already been developed. Nonetheless, the capital expenditure results were treated as a miss.

The shareholder value creation performance commitment is intended to target management behaviour that while not easily quantified, will benefit the Company in the current and future years. Some of the factors considered in this regard were as follows:

  the commissioning of the Young-Davidson underground mine decreases operating risk profile;

  the achievement of quarter-over-quarter production growth;

  significant improvement in corporate governance practices as reflected by annual meeting results and third party governance rankings;

  value creation at the Kemess project (feasibility, permitting activities and the identification of a potential new deposit);

  year-end liquidity measures;

  strategic land consolidation and additional mineralization delineation at and near the El Chanate mine; and

  favourable investor sentiment for management’s strategy and execution.

In December 2013 and January 2014, the Human Resources Committee held meetings to discuss actual performance against corporate performance commitments. While the Committee had no difficulties evaluating performance against financial and operating, growth and sustainability targets, some judgment was required to make a determination on performance relating to shareholder value creation targets. After extensive discussions, the Human Resources Committee approved a performance commitment score of 88%. The cash costs and all-in sustaining costs per ounce metrics are non-GAAP measures. For more information on these measures, please see the discussion of non-GAAP measures on page 23 of the Company’s MD&A for the year ended December 31, 2013.

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The Board of Directors accepted the recommendation of the Human Resources Committee after having its own deliberation on performance and determined that the following cash bonuses would be awarded:

Name	Title	Cash Bonus ($)	% of 2013 Base Salary Awarded
Scott Perry	President & Chief Executive Officer	$528,000	88.00%
Robert Chausse	Executive Vice President & Chief Financial Officer	$321,200	88.00%
Peter MacPhail	Executive Vice President & Chief Operating Officer	$321,200	88.00%
Trent Mell	Executive Vice President, Corporate Affairs	$321,200	88.00%
Chris Bostwick(1)	Senior Vice President, Technical Services	$168,698	58.50%

Notes:

(1)

Mr. Bostwick has a target bonus of 60% that is weighted as to 50% for personal performance commitments and 50% for corporate performance commitments. He achieved a payout of 97.5% of target due to exceptional results on his personal performance commitments. His bonus was paid in USD but the amount in the table above has been converted to CAD using the exchange rate of 1.0299, representing the average exchange rate for the 2013 fiscal year as quoted by the Bank of Canada.

There were no other cash bonus payments awarded in 2013 other than the amounts disclosed above. In prior years, one-time payments were granted for extraordinary items or transformative corporate events. The Human Resources Committee and the Board are of the view that special bonuses should be exceptional items and that the recommended incentive plans now in place adequately reward management in most instances.

Long-Term Incentives

The Human Resources Committee and the Board believe that equity-based compensation plans are the most effective way to align the interests of Management with those of shareholders. Long-term incentives must also be competitive with the comparator group and align with our compensation philosophy to target the market median.

Under the compensation structure adopted by the Human Resources Committee, annual long term incentive grants were targeted at 225% of base salary in the case of the CEO and 130% of base salary for the Executive Vice Presidents. Of this amount, two-thirds was targeted in the form of stock options and one-third in the form of PSUs.

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Stock Options

The Board approved the following stock option grants for the Named Executive Officers for the period ended December 31, 2013. Mr. Chausse received additional stock options in early 2013 as an inducement to leave his previous role and join AuRico.

Name	Title	% of 2013 Base Salary Awarded	Value of Stock Options Awarded	Number of Stock Options Awarded(1)
Scott Perry	President and Chief Executive Officer	150.00%	$900,000	730,223
Robert Chausse (2)	Executive Vice President & Chief Financial Officer	321.61%	$1,173,861	547,496
Peter MacPhail	Executive Vice President & Chief Operating Officer	86.67%	$316,334	256,660
Trent Mell	Executive Vice President, Corporate Affairs	86.67%	$316,334	256,660
Chris Bostwick	Senior Vice President, Technical Services	10.68%	$30,813	25,000

Notes:

(1)

For Messrs. Perry, MacPhail, Chausse and Mell, the number of stock options awarded on December 13, 2013 was determined by dividing the dollar value awarded by the Black-Scholes fair value of the Company’s Common Shares on the December 13, 2013 grant date of $1.2325. Mr. Bostwick was awarded 25,000 options on December 13, 2013.

(2)

In addition to stock option awards for 2013 performance, Mr. Chausse was awarded 200,000 options upon joining the Company as Executive Vice President & Chief Financial Officer on January 21, 2013, and an additional 90,836 options on February 7, 2013. The Black-Scholes fair value of the Company’s Common Shares on these grant dates were $3.0710 and $2.6788, respectively.

Restricted Share Units

The Board approved the following RSU grants for the Named Executive Officers for the period ended December 31, 2013:

Name	Title	% of 2013 Base Salary Awarded	Value of RSUs Awarded	Number of RSUs Awarded
Scott Perry	President and Chief Executive Officer	Nil%	$Nil	Nil
Robert Chausse (1)	Executive Vice President & Chief Financial Officer	43.40%	$158,400	20,000
Peter MacPhail	Executive Vice President & Chief Operating Officer	Nil%	$Nil	Nil
Trent Mell	Executive Vice President, Corporate Affairs	Nil%	$Nil	Nil
Chris Bostwick(2)	Senior Vice President, Technical Services	19.43%	$56,039	13,940

Note:

(1)	Mr. Chausse was awarded 20,000 RSUs, with a grant date fair value of $7.92, upon joining the Company as Executive Vice President & Chief Financial Officer on January 21, 2013.
(2)	Mr. Bostwick was awarded 13,940 RSUs, with a grant date fair value of $4.02, on December 13, 2013.

47

Performance Share Units

The Board approved the following PSU grants for the Named Executive Officers for the period ended December 31, 2013. As explained in more detail below, an additional PSU grant was awarded to Mr. MacPhail, with vesting conditional of future underground development milestones at the Young-Davidson mine. Mr. Chausse also received additional PSUs in early 2013 as an inducement to leave his previous role and join AuRico.

Name	Title	% of 2013 Base Salary Awarded	Value of PSUs Awarded	Number of PSUs Awarded
Scott Perry(2)	President and Chief Executive Officer	75.00%	$450,000	111,940
Robert Chausse (1)(2)	Executive Vice President & Chief Financial Officer	76.67%	$279,837	56,530
Peter MacPhail (2)(3)	Executive Vice President & Chief Operating Officer	86.84%	$316,967	79,345
Trent Mell(2)	Executive Vice President, Corporate Affairs	43.33%	$158,167	39,345
Chris Bostwick	Senior Vice President, Technical Services	Nil%	$Nil	Nil

Note:

(1)	Mr. Chausse was awarded 17,185 PSUs, with a grant date fair value of $7.08, on February 7, 2013, upon joining the Company as Executive Vice President & Chief Financial Officer.
(2)

Messrs. Perry, Chausse, MacPhail and Mell were awarded 111,940, 39,345, 39,345 and 39,345 PSUs respectively on December 13, 2013. The number of PSUs granted was determined by dividing the dollar value awarded by the 5-day VWAP for the Company’s Common Share on the grant date of $4.02.

(3)

Mr. MacPhail was awarded 40,000 PSUs, with a grant date fair value of $3.97, on January 6, 2014. Vesting of these awards is conditional upon achieving a specified number of metres of underground development at the Young-Davidson mine between January 1, 2014 and December 31, 2016. In addition, Mr. MacPhail may receive two times the number of PSUs granted if at least 67% of the underground development during that period is completed by AuRico employees.

The Human Resources Committee determined the performance criteria for the 2013 PSU grants as AuRico’s relative three-year Total Shareholder Return (“TSR”) compared to the TSR of a PSU performance peer group. Units vest as to 50% on the second anniversary of the grant date and the remaining 50% on the third anniversary of the grant date, subject to the achievement of relative TSR as set out in the table below:

Relative Total Shareholder Return (Percentile Ranking)	Adjustment Factor
<30th percentile	0
30th percentile	0.50
40th percentile	0.75
50th percentile	1.00
60th percentile	1.33
70th percentile	1.66
80th percentile	2.00

Mercer advised the Human Resources Committee on the design of the Long-Term Incentive Plan, including a review of appropriate performance metrics for the December 2013 PSU awards and recommendations about the composition of the performance peer group. Unlike the compensation peer group, the PSU peer group is comprised solely of gold companies. This was deemed to be important so that the TSR of AuRico relative to its relevant peers is reflective the performance of Management as opposed to the commodity mix. The table below lists the companies that make up the performance peer group for the PSU awards. The peer group used for the December 2013 awards is consistent with the peer group used for the PSUs awarded for the prior year. The Committee can use its discretion to adjust the peer group in the future to reflect changes arising from mergers, takeovers or consolidation in the market.

48

2013 PSU Relative TSR Peer Group
Agnico-Eagle Mines Limited	B2Gold Corp.	IAMGOLD Corporation
Alacer Gold Corp.	Centerra Gold Inc.	New Gold Inc.
Alamos Gold Inc.	Detour Gold Corporation	Osisko Mining Corporation
Allied Nevada Gold Corp.	Eldorado Gold Corporation	Primero Mining Corp.
Argonaut Gold Inc.	Hecla Mining Company	SEMAFO INC.

Performance Graph

The graph below compares the performance of AuRico Common Shares to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index) for the five most recently completed financial years. It shows the Company’s total cumulative shareholder return for $100 invested in AuRico Common Shares on December 31, 2008 compared to the two indices over the same five-year period, assuming reinvestment of all dividends.

AuRico Gold Inc. Cumulative Return vs. S&P/TSX Indices
2008 - 2013

	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013
AuRico Gold (TSX)	100.00	145.85	102.01	102.89	102.89	57.78
S&P/TSX Composite Index	100.00	84.91	97.18	86.42	89.88	151.56
S&P/TSX Global Gold Index	100.00	107.73	135.67	116.25	97.75	64.62

The share price performance trend illustrated within this chart does not necessarily reflect the trend in the Company’s compensation to executive officers over the same time period. The share price valuation of gold producers fluctuates with changes in the underlying commodity prices, and at no time during the period was compensation intended to reflect share price performance driven by externalities. Alignment with Shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

Through a strategic two year initiative that focused on creating a portfolio of quality, low-cost assets in North America, the Company began 2013 well positioned with a quality asset base and a solid balance sheet that underpinned the advancement of the cornerstone Young-Davidson mine to underground commercial production.

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During 2013, gold equities, gold indices and gold exchange traded funds (“ETFs) were adversely impacted by the sharp decrease in the gold price, which declined by 29% from USD $1,679 per ounce to a low of USD $1,206 at the end of the year, marking the worst decline since 1981. During this extremely volatile gold price market, senior gold producers declined by an average 45%, intermediate gold producers declined by an average 50%, mid-tier gold producers such as AuRico declined by an average 56%, and junior development companies declined by an average 60%, corresponding to the inherent risk ascribed to each group.

AuRico was not immune from these market forces and declined by 52% in 2013 as compared to its mid-tier peer group average of 56%. During the first three quarters of the year, the Young-Davidson mine was in a critical period as the construction phase was nearing completion and efforts were primarily focused on commissioning the shaft and hoisting facility. This infrastructure is critical for the underground mine to achieve the targeted productivity levels that facilitate the underlying cost efficiencies that will allow the mine to operate profitably over its current mine life of more than 20 years. Upon the completion of this pivotal milestone, the Company declared underground commercial production and AuRico’s share price began to outperform its peer group. This share price appreciation continued into the first quarter of 2014, with the share price increasing by 11% during the period following the declaration of underground commercial production on October 31, 2013 to March 31, 2014, as compared to a peer group average decline of 2.5% over the same period.

In 2013, the Human Resources Committee established compensation objectives that appropriately reflected a competitive marketplace and took into consideration the significance of declaring underground commercial production at Young-Davidson, given that this milestone would transform the Company to its current position as an emerging low cost and profitable precious metals producer.

During 2013, following the divestments of non-core assets in 2012 that generated gross proceeds of approximately $1 billion, the Company delivered on its commitment to shareholder friendly initiatives and completed a $300 million share buy-back through a Substantial Issuer Bid, launched a dividend program and implemented a dividend reinvestment plan (“DRIP”). The Company will continue to focus on creating shareholder value through quality, high-margin production growth that drives free cash flow that underpins an ongoing commitment to shareholder friendly initiatives.

The Company continues to strive to deliver superior Shareholder value by building a culture of excellence in every aspect of what the Company does, through organic growth, exploration, accretive industry consolidation and commitment to socially responsible practices within the communities in which the Company works.

50

Summary of Total Compensation for NEOs / Summary Compensation Table

The following table sets out, for the three most recently completed financial years ended December 31, 2013, the compensation paid to or earned by each of the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Share- Based Awards(6) ($)	Option- Based Awards(7) ($)	Non-Equity Incentive Plan Compensation		All Other Compensation(9) ($)	Total Compensation ($)
					Annual Incentive Plan(8) ($)	Long-Term Incentive Plan ($)
Scott Perry(1)	2013	$600,000	$450,000	$900,000	$528,000	$Nil	$33,777	$2,511,777
President and Chief
Executive Officer	2012	$408,577	$450,000	$1,575,092	$1,207,100	$Nil	$55,355	$3,696,124

	2011	$361,000	$469,300	$199,488	$834,693	$Nil	$51,518	$1,915,999

Robert Chausse(2)	2013	$336,346	$438,237	$1,173,861	$321,200	$Nil	$35,097	$2,304,741
Executive Vice
President & Chief	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Financial Officer
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Peter MacPhail(3)	2013	$365,000	$316,967	$316,334	$616,138	$Nil	$44,455	$1,658,894
Executive Vice
President & Chief	2012	$342,427	$121,667	$243,333	$341,825	$Nil	$36,473	$1,085,725
Operating Officer
	2011	$306,600	$156,000	$172,411	$268,908	$Nil	$879,165	$1,783,084

Trent Mell(4)	2013	$365,000	$158,167	$316,334	$321,200	$Nil	$41,252	$1,201,953
Executive Vice
President,	2012	$139,327	$121,667	$856,760	$513,188	$Nil	$5,971	$1,636,913
Corporate Affairs
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Chris Bostwick(5)	2013	$288,372	$56,039	$30,813	$168,698	$Nil	$43,305	$587,227
Senior Vice
President, Technical	2012	$271,575	$Nil	$108,577	$313,399	$Nil	$32,123	$725,674
Services
	2011	$259,779	$Nil	$354,653	$187,122	$Nil	$30,701	$832,255

Notes:

(1)	Mr. Perry was appointed President and Chief Executive Officer, effective September 3, 2012, after serving as Executive Vice President and Chief Financial Officer since February 2008.
(2)

Mr. Chausse joined the Company as Executive Vice President and Chief Financial Officer on January 21, 2013. Upon joining the Company, Mr. Chausse was awarded 200,000 options with a fair value of $3.071 per option, and 20,000 RSUs with a fair value of $7.92 per unit. In addition, Mr. Chausse was awarded 17,185 RSUs at a fair value of $7.08 per unit on February 7, 2013.

(3)

Mr. MacPhail joined the Company on October 26, 2011 as a result of the acquisition of Northgate Minerals Corporation (“Northgate”). The amounts disclosed for 2011 include the total compensation earned by Mr. MacPhail as COO of Northgate and the Company. Mr. MacPhail was appointed Executive Vice President and Chief Operating Officer of the Company on January 4, 2013. Upon the acquisition of Northgate, the Company offered a retention bonus to Mr. MacPhail, payable upon achieving certain targets. These targets were achieved in 2013 and as a result, Mr. MacPhail received a retention bonus of $294,938.

(4)

Mr. Mell joined the Company on July 30, 2012. During the first quarter of 2014, the Company reduced its corporate head office personnel by 30%, which resulted in the elimination of Mr. Mell’s position. He was therefore terminated without cause, effective March 14, 2014.

(5)

Mr. Bostwick’s salary was paid in USD and amounts in the above table have been converted to CAD using the average currency exchange rate of USD$1 = CAD$0.989 for the 2011 year, USD$1 = CAD$0.9996 for the 2012 year, and USD$1 = CAD$1.0299 for the 2013 year, as quoted by the Bank of Canada.

(6)

The values shown represent the grant date fair value of RSUs or PSUs granted, including grants subsequent to year-end in recognition of performance during the previous year. The grant date fair value in the table is the same as the accounting fair value recorded by the Company at the time of grant. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of PSUs and RSUs estimated to vest. The fair value is based on the 5-day volume weighted average Common Share price on the TSX immediately preceding the grant date.

(7)

The values shown represent the grant date fair value of stock options granted, including grants subsequent to year-end in recognition of performance during the previous year. Option-based awards are valued using the Black-Scholes option pricing methodology, consistent with the accounting values used in the Company’s financial statements. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. The option grants were fair valued using the following assumptions:

51

Assumption
Share price	$4.02 - $7.70
Expected dividend yield	2.14% - 2.30%
Expected volatility	52.80% - 57.77%
Risk-free interest rate	1.24% - 1.42%
Expected life (years)	3 – 4.5
Fair value per option granted	$1.23 - $3.07

(8)

These values represent the annual incentive bonuses paid in cash to each executive, as approved by the Board of Directors, including annual incentive bonuses and one-time milestone / transaction bonuses.

(9)

In 2011, Mr. MacPhail’s change of control benefits accrued as a result of the Company’s acquisition of Northgate in the amount of $851,676. Other amounts in this column include life and disability benefit premiums, matching RRSP contributions, and matching contributions to the Employee Share Purchase Plan.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning the aggregated stock options, RSUs, PSUs and DSUs granted to the Named Executive Officers of the Company and outstanding at the end of the year ended December 31, 2013.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in- the-money Options(1) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share-Based Awards – Unvested(2) ($)	Market Value of Share- Based Awards – Vested(3) ($)
	73,000	$6.96	Nov. 9, 2017	$Nil
	41,876	$9.63	Feb. 28, 2019	$Nil
Scott Perry	200,000	$6.71	Sept. 4, 2019	$Nil
	335,968	$7.08	Feb. 7, 2018	$Nil
	730,223	$4.02	Dec 13, 2018	$Nil
					229,095	$893,469	$356,015
	200,000	$7.92	Jan. 21, 2020	$Nil
Robert	90,836	$7.08	Feb. 7, 2018	$Nil
Chausse	256,660	$4.02	Dec. 13, 2018	$Nil
					77,481	$302,177	$Nil
	36,500	$11.16	Jan. 16, 2014	$Nil
	45,625	$8.17	Feb. 8, 2015	$Nil
	45,625	$2.85	Jan. 13, 2016	$47,906
Peter MacPhail	54,750	$9.73	Jan. 8, 2017	$Nil
	54,750	$7.95	Jan. 13, 2018	$Nil
	36,192	$9.63	Feb. 28, 2019	$Nil
	90,836	$7.08	Feb. 7, 2018	$Nil
	256,660	$4.02	Dec. 13, 2018	$Nil
					68,182	$265,910	$21,595
	200,000	$6.55	Jul. 30, 2019	$Nil
Trent Mell	90,836	$7.08	Feb. 7, 2018	$Nil
	256,660	$4.02	Dec. 13, 2018	$Nil
					56,970	$222,181	$Nil
	100,000	$6.24	Jan. 6, 2016	$Nil
	30,000	$7.95	Jan. 4, 2018	$Nil
Chris	50,000	$9.29	Dec. 12, 2018	$Nil
Bostwick	40,000	$8.10	Dec. 19, 2017	$Nil
	25,000	$4.02	Dec. 13, 2018	$Nil
					13,940	$54,366	$Nil

Notes:

(1)	Calculated as the closing Common Share price on the TSX on December 31, 2013 (the last trading day of 2013) of $3.90, less the exercise price, multiplied by the number of in-the-money stock options.
(2)	Calculated as the closing Common Share price on the TSX on December 31, 2013 (the last trading day of 2013) of $3.90, multiplied by the number of unvested RSUs and/or PSUs.
(3)

Calculated as the closing Common Share price on the TSX on December 31, 2013 (the last trading day of 2013) of $3.90, multiplied by the number of RSUs, PSUs, and/or DSUs that vested during the year but that were not paid out or distributed.

(4)

In accordance with the Company’s LTIP, Mr. Mell’s outstanding option-based awards will expire on the earlier of the scheduled expiry date and March 14, 2015, being one year following the date that he ceased to be an eligible participant under the plan. Similarly, his outstanding share-based awards will expire on the earlier of the scheduled expiry date and the next vesting date for the particular awards, as applicable, following the date that he ceased to be an eligible participant under the plan.

53

Incentive Plan Awards – Value earned or vested during the year

The following table sets forth information concerning the value of incentive plan awards to the Named Executive Officers of the Company which vested or were earned during the year ended December 31, 2013:

Name	Option Based Awards – Value Vested During the Year (1)	Share Based Awards – Value Vested During the Year (2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Scott Perry	$Nil	$156,728	$528,000
Robert Chausse	$Nil	$Nil	$321,200
Peter MacPhail	$Nil	$34,824	$616,138
Trent Mell	$Nil	$Nil	$321,200
Chris Bostwick	$45,350	$Nil	$168,698

Notes:

(1)

Calculated as the closing Common Share price on the TSX on the vesting date, less the exercise price, multiplied by the number of in-the-money options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain on exercise, if any, will depend on the value of the Common Shares on the date of exercise.

(2)	Calculated as the closing Common Share price on the TSX on the vesting date, multiplied by the number of RSUs that vested.

Equity Ownership Requirement

AuRico has a minimum share ownership requirement for the Chief Executive Officer and Executive Vice Presidents, pursuant to which they are required to own AuRico Common Shares, PSUs, RSUs, or DSUs having a value established by the Board. The current minimum share ownership requirements are (i) for the CEO, a value equivalent to three times annual base salary and (ii) for the Executive Vice Presidents, a value equivalent to one time annual base salary. Executives must achieve this ownership threshold by the later of (a) December 31, 2013; and (b) within three years from the date the individual became an officer of the Company.

Ownership thresholds are calculated based on the greater of the initial acquisition cost and the 200-day VWAP on the TSX as at December 31 of the prior year.

Each individual is required to maintain his or her minimum ownership level throughout his or her term as an officer of AuRico and securities may not be the object of specific monetization or other hedging arrangements to reduce or offset exposure to the market value of these holdings. All of the Company’s executives currently comply with the Company’s policy on minimum equity ownership.

54

Share Ownership Position of NEOs

	Eligible Equity Holdings
			2013 Base	Required	Required	Value as	Compliant
	Number	Value(2)	Salary	Multiple of	Value	Multiple of	with Policy
Name	of Units(1)	($)	($)	Salary	($)	Salary	(x)
Scott Perry	426,477	$2,720,100	$600,000	3	$1,800,000	4.5x	x
Robert Chausse	129,987	$688,360	$365,000	1	$365,000	1.9x	x
Peter MacPhail	166,638	$922,379	$365,000	1	$365,000	2.5x	x
Trent Mell	100,971	$553,942	$365,000	1	$365,000	1.5x	x
Chris Bostwick(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Includes Common Shares, DSUs, PSUs (at target), and RSUs.
(2)	Value of equity holdings is calculated as the greater of the initial acquisition value per unit and the 200-day VWAP on the TSX of $4.99.
(3)	Mr. Bostwick is not subject to any share ownership requirements.

Current Incentive Plans

As at December 31, 2013, the Company’s only equity based “incentive plan” (as defined in Form 51-102F6) is the Long-Term Incentive Plan (“LTIP”). Though not an incentive plan (as defined under Form 51-102F6), the Company has another security-based compensation arrangement, the Employee Share Purchase Plan, which is described under “Other Compensation and Benefits” below.

Long-Term Incentive Plan

The following table summarizes the key provisions of the Long-Term Incentive Plan. In some instances, a distinction is made between grants made before or after the Effective Date (the date of adoption of the LTIP, May 13, 2013).

Eligible Participants

For all awards other than stock options, any director, officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive awards under the LTIP.

For stock options, any director who is also an officer of the Company, any officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive awards under the LTIP.

Types of Awards	Stock options, PSUs, RSUs and DSUs.
Number of Securities Issued and Issuable

The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under this LTIP, together with all other established security-based compensation arrangements of the Company (including, for greater certainty the ESPP or, if confirmed and ratified, the Amended and Restated ESPP), shall not exceed 6.5% of the issued and outstanding Common Shares at the time of granting the award (on a non-diluted basis).

Plan Limits	When combined with all of the Company’s other previously established security-based compensation arrangements, the LTIP shall not result in:
• a number of Common Shares issued to insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares;
• a number of Common Shares issuable to insiders at any time exceeding 10% of the issued and outstanding Common Shares; or
•

a number of Shares (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time, and (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $100,000 per such non-executive director.

Definition of Market Price	“Market Price” is deemed to be the volume-weighted average trading price of the Common Shares for the five trading days immediately preceding the grant date as reported by the TSX.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.

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Amending Procedures

The Board may at any time or from time to time, in its sole and absolute discretion and without Shareholder approval, amend, suspend, terminate or discontinue the LTIP and may amend the terms and conditions of any awards granted thereunder, provided that no amendment may materially and adversely affect any award previously granted to a participant without the consent of the participant. By way of example, amendments that do not require Shareholder approval and that are within the authority of the Board include but are not limited to:

	•	Amendments of a "housekeeping nature";
	•	Any amendment for the purpose of curing any ambiguity, error or omission in the LTIP or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the LTIP;
	•	An amendment which is necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;
	•	Amendments respecting administration and eligibility for participation under the LTIP;
	•	Changes to the terms and conditions on which awards may be or have been granted pursuant to the LTIP, including changes to the vesting provisions and terms of any awards;
	•	Any amendment which alters, extends or accelerates the terms of vesting applicable to any Award; and
	•	Changes to the termination provisions of an Award or the LTIP which do not entail an extension beyond the original fixed term.
Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments:
	•	Reducing the exercise price of stock options, or canceling and reissuing any stock options so as to in effect reduce the exercise price;
•

Extending (i) the term of an option beyond its original expiry date, or (ii) the date on which a performance share unit, restricted share unit or deferred share unit will be forfeited or terminated in accordance with its terms, other than in circumstances involving a blackout period;

	•	Increasing the fixed maximum number of Common Shares reserved for issuance under the LTIP;
	•	Revising insider participation limits or the non-executive director limits;
	•	Revising the restriction on assignment provision to permit awards to be transferable or assignable other than for estate settlement purposes;
	•	Amending the definition of “Eligible Person” that may permit the reintroduction of non-executive directors on a discretionary basis; and
	•	Revising the amending provisions.
Financial Assistance	The Company will not provide financial assistance to participants under the LTIP.
Other

In the event of a change in control, the Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding stock options and to settle all of the participant’s outstanding PSUs, RSUs and DSUs, subject to completion of the change in control, and has the discretion to accelerate vesting.

The LTIP further provides that if the expiry date or vesting date of stock options is (i) during a blackout period, or (ii) within ten trading days following the end of a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period. In the case of PSUs, RSUs and DSUs, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price

The number of Common Shares subject to each stock option grant, exercise price, vesting, expiry date and other terms and conditions are determined by the Board. The exercise price shall in no event be lower than the Market Price of the Common Shares on the grant date.

Term	Stock options shall be for a fixed term and exercisable as determined by the Board, provided that no stock option shall have a term exceeding seven years.
Vesting	Unless otherwise specified, each stock option shall vest as to one-third on each of the first through third anniversaries of the grant date.
Exercise of Option

The participant may exercise stock options by payment of (i) the exercise price per share subject to each option; (ii) by a “cashless exercise” arrangement pursuant to which the Company will reduce the number of Common Shares issuable upon exercise by the largest whole number of Common Shares with a Market Price that does not exceed the aggregate exercise price; or (iii) any combination of (i) and (ii) above.

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Circumstances Involving	Reasons for Termination	Vesting	Expiry of Vested Options
Cessation of Entitlement to Participate	Death	Unvested stock options automatically vest as of the date of death	Stock options expire on the earlier of the scheduled expiry date of the option and one year following the date of death
	Disability	Stock options continue to vest in accordance with the terms of the option	Stock options expire on the scheduled expiry date of the option
	Retirement	Stock options continue to vest in accordance with the terms of the option	Stock options expire on the scheduled expiry date of the option
	Resignation	Unvested stock options as of the date of resignation automatically terminate and shall be forfeited	Stock options expire on the earlier of the scheduled expiry date of the option and three months following the date of resignation
Termination without Cause / Constructive Dismissal (No Change in Control)	Unvested stock options granted prior to the Effective Date automatically vest as of the termination date

Unvested stock options granted from and after the Effective Date continue to vest in accordance with the terms of the option

Stock options expire on the earlier of scheduled expiry date of the option and one year following the termination date
Change in Control	Stock options granted prior to the Effective Date shall vest and become immediately exercisable

Stock options from and after the Effective Date do not vest and become immediately exercisable upon a change in control, unless:

Stock options expire on the scheduled expiry date of the option
•	the successor fails to continue or assume the obligations under the plan or fails to provide for a substitute award, or

•	if the stock option is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control
Termination with Cause	Stock options granted prior to the Effective Date that are unvested as of the termination date automatically terminate and shall be forfeited

Stock options granted from and after the Effective Date, whether vested or unvested as of the termination date, automatically terminate and shall be forfeited

Vested stock options granted prior to the Effective Date shall expire on the earlier of the scheduled expiry date of the option and three months following the termination date

Stock options granted from and after the Effective Date, whether vested or unvested as of the termination date, automatically terminate and shall be forfeited

B. Performance Share Units
PSU Terms

A performance share unit (PSU) is a notional security but, unlike other equity based incentives, vesting is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to PSUs under the Plan (including the performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s PSU account) are determined by the Board at the time of the grant.

Credit to PSU Account

As dividends are declared, additional PSUs may be credited to PSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefor by (ii) the Market Price of one Common Share on such record date.

Vesting

Performance share units do not vest, and cannot be paid out (settled), until the completion of the performance cycle. For Canadian taxpayers, the performance cycle shall in no case end later than December 31 of the calendar year that is three years after the grant date.

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Settlement

At the grant date, the Board shall stipulate whether the PSUs are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Value of the notional Common Shares represented by the performance share units in the holders’ account.

C. Restricted Share Units
RSU Terms

A restricted share unit (RSU) is a notional security that entitles the recipient to receive cash or Common Shares at the end of a vesting period. The terms applicable to RSUs under the Plan (including the vesting schedule and whether dividend equivalents will be credited to a participant’s RSU account) are determined by the Board at the time of the grant.

Credit to RSU Account

As dividends are declared, additional RSUs may be credited to RSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefor by (ii) the Market Price of one Common Share on such record date.

Vesting

RSUs vest upon lapse of the applicable restricted period. For employees, vesting generally occurs in three equal instalments on the first three anniversaries of the grant date. For directors, one third of the award may be immediately vesting, with the balance vesting equally over the first two anniversaries of the grant date.

Settlement

At the grant date, the Board shall stipulate whether the RSUs are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Value of the notional Common Shares represented by the restricted share units in the holders’ account.

D. Deferred Share Units
DSU Terms

A deferred share unit (DSU) is a notional security that entitles the recipient to receive cash or Common Shares upon resignation from the Board (in the case of directors) or at the end of employment (in the case of officers or employees). The terms applicable to DSUs under the Plan (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.

Typically, DSUs have been granted (i) as a component of a director’s annual retainer, or (ii) as a component of an officer’s annual incentive grant. The deferral feature strengthens alignment with the long term interests of shareholders.

Credit to DSU Account

As dividends are declared, additional DSUs may be credited to DSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefor by (ii) the Market Price of one Common Share on such record date.

Vesting	Deferred share units are fully vested upon grant.
Settlement

DSUs may only be settled after the date on which the holder ceases to be a director, officer or employee of the Company. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Value of the notional Common Shares represented by the deferred share units in the holders’ account.

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E. PSUs, RSUs and DSUs
Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Treatment of Awards
Death

Outstanding awards that were vested on or before the date of death shall be settled as of the date of death. Outstanding awards that were not vested on or before the date of death shall vest and be settled as of the date of death, prorated to reflect (i) in the case of RSUs and DSUs, the actual period between the grant date and date of death, and (ii) in the case of PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the participant’s performance for the applicable performance period(s) up to the date of death.

Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of death.

Disability

In the case of RSUs and DSUs, outstanding awards as of date of disability shall vest and be settled in accordance with their terms. In the case of PSUs, outstanding PSUs as of date of disability shall vest and be settled in accordance with their terms based on the participant’s performance for the applicable performance period(s) up to the date of the disability. Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of disability.

Retirement

Outstanding awards that were vested on or before the date of retirement shall be settled as of the date of retirement. Outstanding awards that would have vested on the next vesting date following the date of retirement shall be settled as of such vesting date. Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of retirement.

	Resignation	Outstanding awards that were vested on or before the date of resignation shall be settled as of the date of resignation, after which time the awards shall in all respects terminate.
Termination without Cause / Constructive Dismissal (No Change in Control)

Outstanding awards that were vested on or before the termination date shall be settled as of the termination date. Outstanding awards that would have vested on the next vesting date following the termination date (in the case of PSUs, prorated to reflect the actual period between the commencement of the performance cycle and the termination date, based on the participant’s performance for the applicable performance period(s) up to the termination date), shall be settled as of such vesting date. Subject to the foregoing, any remaining awards shall in all respects terminate as of the termination date.

	Change in Control	Awards do not vest and become immediately exercisable upon a change in control, unless:

• the successor fails to continue or assume the obligations under the plan or fails to provide for a substitute award, or

• if the award is continued, assumed, or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control.
	Termination with Cause	Outstanding awards (whether vested or unvested) shall automatically terminate on the termination date and be forfeited.

The LTIP is administered by the Board. As part of its mandate, the Human Resources Committee may make recommendations with respect to the granting of awards under the LTIP, but final decisions to grant awards under the LTIP are made by the Board.

As at April 9, 2014, stock options, RSUs, PSUs and DSUs representing the right (once vested) to acquire 10,497,707 Common Shares have been awarded and are outstanding under the LTIP, representing 4.23% of the Company’s total issued and outstanding Common Shares.

Accordingly, the maximum number of Common Shares remaining available for future issuance pursuant to awards granted under the LTIP is 16,118,953, representing 2.27% of the total issued and outstanding Common Shares of the Company as of April 9, 2014.

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Legacy Stock Option Plan

Upon the acquisition of Northgate Minerals Corporation on October 26, 2011, the Company converted outstanding Northgate options into AuRico options but they remain subject to the Northgate Converted Option Plan. Details of the Northgate acquisition are available in the Company’s Business Acquisition Report dated January 9, 2012, filed under the Company’s profile at www.sedar.com. There are no options remaining available for future grants under the Northgate Converted Option Plan. As of April 9, 2014, 1,646,860 options are outstanding under the Northgate Converted Option Plan, representing 0.66% of the issued and outstanding Common Shares of the Company.

Other Compensation and Benefits

Employee Share Purchase Plan

The Company has a legacy ESPP approved by Shareholders at an annual and special meeting held on May 15, 2009 and implemented effective July 1, 2009. The purpose of the ESPP is to provide employees and other eligible participants with the opportunity to become an owner in the Company and to invest in the Company’s future by becoming a Shareholder. If confirmed and ratified by Shareholders at the Meeting, and subject to TSX approval, the Amended and Restated ESPP will replace the legacy ESPP. For a description of the proposed Amended and Restated ESPP, see “Part 2: Business of the Meeting - Approval of Amended and Restated ESPP” section in this Circular.

The following is a summary of the legacy ESPP:

Eligibility	Officers, directors, employees, and consultants of the Company.
Description

The purpose of the ESPP is to provide officers, directors, employees, and consultants the opportunity to acquire shares in the Company and to create stronger alignment throughout the organization with the interests of shareholders. Participants in the ESPP are entitled to contribute up to 10% of their annual base salary to the ESPP. The Company will contribute an amount equal to 75% of a participant’s contribution and the combined contributions will then be used to purchase Common Shares on a quarterly basis. The purchase price per share will be the volume weighted average trading price of the Common Shares on the TSX, for participants residing in Canada, or the NYSE, for participants residing in the United States or other country, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the Common Shares are issued.

Number of Securities Issued and Issuable

The maximum number of Common Shares of the Company that may be issued under the ESPP is 1,250,000 Common Shares.

As at April 9, 2014, 911,877 Common Shares have been issued under the ESPP. The number of securities remaining available for future issuance under the ESPP is 338,123, representing 0.14% of the total issued and outstanding Common Shares of the Company as of April 9, 2014. If approved, the Amended and Restated ESPP will replenish the Common Shares available for issuance such that an aggregate of 1,250,000 will be reserved and authorized for issuance (from treasury) under the plan. However, no additional shareholder dilution will result from this change given that the aggregate number of Common Shares reserved and set aside for issue under the LTIP, the ESPP and any other established security-based compensation arrangements of the Company may not exceed 6.5% of the issued and outstanding Common Shares at the time of share issuance or the granting of an LTIP award (on a non- diluted basis).

Plan Limits	There is no limit on the participation of insiders of the Company in the ESPP.
Definition of Market Price	“Market Price” means the prevailing market price at the time of either a purchase or sale of Common Shares.
Assignability

No cash or Common Shares credited to a participant’s account, nor any rights to receive Common Shares under the ESPP, may be assigned, transferred, pledged, or otherwise disposed of in any way by the participant other than by will or the laws of descent and distribution.

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Amending Procedures

The Board may at any time or from time to time, in its sole and absolute discretion and without Shareholder approval, terminate or discontinue the ESPP and may amend the terms and conditions of any awards granted thereunder, provided that no amendment may materially and adversely affect any award previously granted to a participant without the consent of the participant. By way of example, amendments that do not require Shareholder approval and that are within the authority of the Board include but are not limited to:

•

Any amendment which is intended to ensure compliance with applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

	•	Any amendment which is intended to provide additional protection to Shareholders;
•

Any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the ESPP and any provisions of any applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

	•	Any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;
	•	Any amendment which is not expected to materially adversely affect the interests of the Shareholders; and
	•	Any amendment which is intended to facilitate the administration of the ESPP.
Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments:
	•	Any amendment that adversely affects the rights of a participant with respect to Common Shares previously purchased under the ESPP without such participant’s written consent;
	•	Any amendment to the definition of "Participant" or any defined term comprised in such definition which would have the potential of broadening or increasing participation by insiders;
	•	Any amendment to the aggregate maximum number of Common Shares that may be purchased pursuant to the ESPP;
	•	Any amendment to the purchase price at which Common Shares may be purchased pursuant to the ESPP;
•

Any amendment to the rights of a participant to withdraw shares and accumulated cash credited to the participant's account if the participant ceases to be a participant for any reason other than retirement, death, or disability;

	•	The extension of any right of a participant under the ESPP beyond the date on which such right would originally have expired;
•

The addition of a cashless exercise feature, payable in cash or securities, if such feature does not provide for a full deduction of the number of underlying Common Shares from the aggregate maximum number of Common Shares authorized and reserved for issuance under the ESPP; and

	•	The addition of or amendments to the provisions for, any form of financial assistance, other than changes to the employer's contributions.
Credit to ESPP Account

On a quarterly basis, shares are deposited into a participant’s account. All funds received or held by the Company under the ESPP shall be used to purchase Common Shares from treasury. The purchase price per Common Share is the 5-day volume weighted average Common Share price on the TSX immediately preceding the end of the applicable quarter.

Vesting Schedule	Shares purchased under the ESPP vest immediately with the participant for whom they were purchased at the time of purchase.
Term	Not applicable.
When are they available	Immediately, at the time of issuance.
Circumstances Involving Cessation of Entitlement to Participate

If an ESPP participant ceases to be a director, officer, employee, or consultant of the Company, the participant will cease to be entitled to participate in the ESPP, but will receive all Common Shares credited to his or her account.

If a participant ceases to be a participant due to (i) retirement, (ii) death or (iii) disability, the participant (or the participant’s personal representative, legal guardian, beneficiary, administrator or executor, as applicable), will have the right to elect to withdraw or sell all the Common Shares credited to the participant’s ESPP account as of the termination date.

Administrator	The ESPP is administered by the Board of Directors.

Stock Inducement Awards

Several years ago, the Company granted employment inducement options to new executive officers as inducements to join the Company. Under the TSX Company Manual, such employment inducement options are not subject to Shareholder approval since the number of Common Shares issuable to each recipient of such stock options does not exceed 2% of the Company’s issued and outstanding Common Shares. As of April 9, 2014, 50,000 employment inducement options are outstanding, representing 0.02% of the total issued and outstanding Common Shares of the Company. Since 2009, all share-based inducement awards have been made under shareholder approved long-term incentive plans.

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Pension Plan Benefits

No pension, retirement, or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Equity Compensation Plan Information

The following table summarizes aggregated information regarding AuRico’s outstanding equity compensation plans as of December 31, 2013:

Plan Category	Securities to be Issued Upon Exercise of Outstanding Options and Rights (#)	Weighted Ave. Exercise Price of Outstanding Options and Rights ($)	Securities Available for Future Issuance Under Equity Compensation Plans (Excl. Securities Reflected in Column (a)) (#)
Equity compensation plans approved by Shareholders:
Long-Term Incentive Plan
Stock Option Plan	9,362,947	$7.13
Deferred Share Unit Plan	248,594	N/A
Restricted Share Unit Plan	356,146	N/A
Performance Share Unit Plan	348,034	N/A
	10,315,721	-	16,092,031(1)
Northgate Converted Stock Option Plan	1,900,353	$8.09	N/A
Employee Share Purchase Plan(2)	N/A	N/A	470,326
Equity compensation plans not approved by Shareholders:
Employment Inducement Options(3)	50,000	$6.57	Nil
Total	12,266,074	-	16,562,357

Notes:

(1)

The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the Long-Term Incentive Plan, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time of the granting of the award (on a non-diluted basis).

(2)

The maximum number of Common Shares that may be issued under the 2009 ESPP is 1,250,000 Common Shares. If approved and ratified, the maximum number of Common Shares that may be issued under the Amended and Restated ESPP will be replenished to 1,250,000 Common Shares. The aggregate number of Common Shares reserved and set aside for issue (from treasury) under the ESPP or the Amended and Restated ESPP, as applicable, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time of the issuance of a Common Share under the ESPP or the Amended and Restated ESPP, as applicable.

(3)

Under the TSX Company Manual, stock options granted as inducements to new executive officers to join the Company are not subject to Shareholder approval since the number of Common Shares of the Company issuable to each recipient of such stock options does not exceed 2% of the Company’s issued and outstanding Common Shares. No inducement grants have been made since 2008.

Termination and Change in Control Benefits

The CEO and each NEO have employment agreements that include provisions covering position, term, duties, employee obligations, compensation (including base salary, bonus, and long term incentive), other benefits, vacation, and provisions covering termination for cause, without cause and in the event of a change in control. In addition, the incentive plans summarize the treatment of equity awards upon resignation, termination with cause and retirement.

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Change of control agreements are critical to protecting the interests of AuRico shareholders. The potential for a change of control can create uncertainty for employees that may result in retention issues or distraction during a critical period. The agreements are reviewed from time to time to make sure they continue to meet reasonable market standards.

For purposes of these arrangements, a change in control is defined as an acquisition by a third party of at least 50% of the voting shares of AuRico, whether by take-over bid, plan of arrangement, business combination or otherwise.

The following table summarizes the material terms and conditions that apply in most circumstances under current long term incentive plans in the event of the noted separation events.

Separation Event
Compensation Element	Resignation	Termination with Cause	Retirement	Termination without Cause	Change of Control
Salary	Payments cease	Payments cease	Payments cease	30 months - CEO 24 months - EVPs 18 months - SVPs	30 months - CEO 24 months - EVPs 18 months - SVPs
Annual Incentive Bonus	None	None	Pro rate to retirement date	30 months - CEO 24 months - EVPs 18 months - SVPs	30 months - CEO 24 months - EVPs 18 months - SVPs
Stock Options	Unvested options forfeited; 90 day exercise period for vested	Vested and unvested options forfeited	Continue to vest in accordance with terms of the option; expire on scheduled expiry date	Continue to vest in accordance with terms of the option; expire on earlier of scheduled expiry or one year	Accelerated if the obligations for awards are not continued, assumed, converted or replaced, or if terminated without cause within two years
DSUs, RSUs, PSUs	Vested units may be settled; all other units forfeited	Vested and unvested units forfeited	Vested units and units vesting on next vesting date may be settled; all other units forfeited	Vested units and units vesting on next vesting date may be settled; all other units forfeited	Accelerated if the obligations for awards are not continued, assumed, converted or replaced, or if terminated without cause within two years

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The following table shows the estimated NEO compensation upon a termination without cause or change of control, assuming the event occurred on December 31, 2013.

Incremental Payments on Termination or Change of Control

Name	Estimated Payment in lieu of Salary ($)	Estimated Payment in lieu of Bonus ($)	Estimated Payment in lieu of Other Compensation ($)	Value of Unvested Share- Based Awards(6) ($)	Value of Unvested Option-Based Awards(7) ($)	Total Estimated Payment on Termination or Change of Control ($)
Scott Perry(1)
President & Chief	$1,500,000	$1,035,140	$Nil	$893,469	$Nil	$3,428,609
Executive Officer
Rob Chausse(2)
Executive Vice	$730,000	$730,000	$Nil	$302,177	$Nil	$1,762,177
President & Chief
Financial Officer
Peter MacPhail(3)
Executive Vice	$730,000	$365,000	$47,640	$265,910	$Nil	$1,408,550
President & Chief
Operating Officer
Trent Mell(2)(4)
Executive Vice	$730,000	$730,000	$Nil	$222,181	$Nil	$1,682,181
President,
Corporate Affairs
Chris Bostwick(5)
Senior Vice
President,	$445,491	$267,295	$Nil	$54,366	$Nil	$767,152
Technical Services

Notes:

(1)

Mr. Perry’s employment contract provides that if he is terminated without cause or subject to a change of control, he is entitled to 30 months base salary and 30 months annual average historical cash bonus for the preceding 30 months.

(2)

Messrs. Chausse and Mell’s employment contracts provide that if they are terminated without cause or subject to a change of control, they are entitled to 24 months base salary and 24 months of annual average historical cash bonus for the preceding 24 months. However, if they have not completed two years of service, they shall be deemed to have received the maximum bonus entitlement for the preceding two years.

(3)

Mr. MacPhail’s employment contract provides that if he is terminated without cause or subject to a change of control, he is entitled to one month of salary, benefits and RRSP contributions for every one month of employment completed after October 31, 2011, to a maximum of 24 months. He is also entitled to one month of his current year target bonus, for every one month of employment completed after October 31, 2011, to a maximum of 12 months.

(4)

During the first quarter of 2014, the Company reduced its corporate head office personnel by 30%, which resulted in the elimination of Mr. Mell’s position. He was therefore terminated without cause, effective March 14, 2014. This triggered a gross severance payment of $1,460,000.

(5)

Mr. Bostwick’s employment contract provides that if he is terminated without cause or subject to a change of control, he is entitled to 18 months base salary and 18 months annual average historical cash bonus for the preceding 2 years. Mr. Bostwick’s salary in 2013 was paid in USD and amounts in the above table have been converted to CAD using the average currency exchange rate of USD$1 = CAD$1.0299 for the 2013 year, as quoted by the Bank of Canada.

(6)

Assumes that all RSUs and PSUs are vested upon termination or change of control. Calculated as the Common Share price on the TSX on December 31, 2013 (the last trading day of 2013) of $3.90 multiplied by the number of RSUs and PSUs that could vest upon termination or a change of control.

(7)

Assumes that all options are vested upon termination or change of control. Calculated as the Common Share price on the TSX on December 31, 2013 (the last trading day of 2013) of $3.90, less the exercise price, multiplied by the number of in- the-money stock options that could vest upon termination or a change of control.

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PART 6: OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As of April 9, 2014, no director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

To the knowledge of Management of the Company, no director or executive officer of the Company, no person who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Company, no proposed director of the Company, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

The management functions of the Company and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of the Company or its subsidiaries.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information relating to the Company can be found on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com and on the SEC website at www.sec.gov. Financial information regarding the Company is included in the Company’s 2013 Annual Report which includes the audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2013 and the accompanying auditors’ report. Copies of the Annual Report, as well as additional copies of this Circular, may be obtained from the Company’s website or upon request from the Company at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Canada.

Approval of Directors

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario, this 9th day of April, 2014.

Alan R. Edwards
Chairman of the Board

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APPENDIX A:
BOARD MANDATE

The Board of Directors of AuRico Gold Inc. (the “Company) is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives.

It is the Board’s expectation that it will, as part of its oversight function, annually visit at least one of the mining operations in which the Company holds an interest and meet with its management and employees.

The Board delegates to the senior officers the responsibility for managing the day-to-day business of the Company. The Board discharges its responsibilities to oversee management directly and through the Audit Committee, the Nominating & Corporate Governance Committee, the Human Resources Committee and the Technical & Sustainability Committee. In addition to these standing committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. At all times, the Board will retain its oversight function and ultimate responsibility for matters that the Board may delegate to Board committees.

To fulfill its responsibilities and duties, the Board among other things shall be responsible for the following:

OVERSIGHT OF MANAGEMENT

•

Approving the appointment of the Chief Executive Officer and the other officers of the Company. The Board, through the Human Resources Committee, is also responsible for approving the annual compensation of the Chief Executive Officer and the other officers of the Company.

•

Through the Human Resources Committee, ensuring that management succession planning programs are in place, including programs to recruit management with the highest standards of integrity and competence and train, develop and retain them.

•	Through the Human Resources Committee, establishing and updating the Company’s executive compensation policy and ensuring that such policy aligns management’s interests with those of the shareholders.

•	Reviewing and approving transactions that are in excess of specified limits set out in the Company’s Authorization Policy.

•	Developing and approving position descriptions for each of the Chairman of the Board and the CEO, and measuring the performance of those acting in such capacities against such position descriptions.

•

Promoting a culture of integrity throughout the Company consistent with the Code of Conduct, taking appropriate steps, to the extent feasible, to satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

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BUSINESS STRATEGY

•

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business. This will include the review and approval of management’s proposed annual budget and operational plan, and the monitoring of the Company’s performance against both strategic objectives and the annual budget.

•	Reviewing and approving the Company’s annual and short-term corporate objectives developed by management.

•	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

•	Providing input to management on emerging trends and issues that may affect the business of the Company, its strategic plan or its annual budget.

FINANCIAL AND RISK MATTERS

•	Reviewing and approving the Company’s annual budget presented by management.

•

Reviewing and approving the Company’s annual audited financial statements and unaudited interim financial statements and the notes for each, as well as the annual and interim Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular, and other public offering documents.

•

Overseeing, directly and through the Audit Committee, the processes implemented to ensure that the financial performance and results of the Company are reported fairly, accurately and in a timely manner in accordance with generally accepted accounting standards and in compliance with legal and regulatory requirements.

•	Overseeing, directly and through the Audit Committee, the process implemented to ensure integrity of the Company’s internal control and management information systems.

•

Overseeing the processes by which the principal risks of the Company are identified, assessed and managed and ensuring that appropriate risk management systems are implemented and maintained with a view to achieving a proper balance between risks incurred and the creation of long-term sustainable value to shareholders.

•	Overseeing the work of management’s Mineral Reserve and Resource Committee.

STAKEHOLDER COMMUNICATION

•

Approving and reviewing the Company’s Disclosure Policy and any other policies that address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company and its wholly- owned subsidiaries is conducted.

•	Monitor the effectiveness of the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

•	Adopt a process to enable shareholders to communicate directly with the Board.

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SUSTAINABILITY

•

Monitor the effectiveness of the Company’s sustainability practices with a view to satisfying itself that the Company’s actions are consistent with the goal of zero harm to people, the environment and our host communities. This commitment means the Company will strive to act consistently in all of its operations in relation to health & safety, the environment, community relations and social development.

CORPORATE GOVERNANCE

•

Overseeing the development of the Company’s approach to corporate governance, including maintaining Corporate Governance Guidelines that set out the expectations of directors, including basic duties and responsibilities with respect to matters such as attendance at Board meetings and advance review of meeting materials.

•	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

•	Ensuring that the Board receives from officers the information and input required to enable the Board to effectively perform its duties.

•

Overseeing, through the Nominating & Corporate Governance Committee and the Chairman of the Board, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

BOARD ORGANIZATION

•	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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APPENDIX B:
ADVANCE NOTICE BY-LAW

BY-LAW NO. 2
A by-law relating to the nomination of directors
of
AURICO GOLD INC.
(hereinafter referred to as the “Corporation”)

BE IT ENACTED as a by-law of the Corporation as follows:

ARTICLE I – NOMINATION OF DIRECTORS

1.1	Eligibility for Election.

(a)

Subject only to the provisions of the Business Corporations Act (Ontario) (including the regulations enacted pursuant thereto and any statute and regulations that may be substituted for them, as amended from time to time, the “Act”), and for so long as the Corporation is a distributing corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

		(i)	by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

		(iii)	by any person (a “Nominating Shareholder”);

(A)

who, at the close of business on the date of the giving of the notice provided for below in section 1.2 and on the record date for notice of such meeting of shareholders, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting of shareholders or who beneficially owns shares that are entitled to be voted at such meeting of shareholders; and

			(B)	who complies with the notice procedures set forth in section 1.2.

1.2	Notice of Nomination.

(a)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation in accordance with section 1.2(f).

	(b)	To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made;

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(i)

in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph (b).

In no event shall any adjournment or postponement of an annual meeting or a special meeting or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(c)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set forth:

	(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

		(A)	the name, age, business address and residence address of the person;

		(B)	the principal occupation or employment of the person;

(C)

the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(D)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)

as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of the proposed nominee.

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(d)

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this section 1.2 and applicable law; provided, however, that nothing in this section 1.2 shall preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any other matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any nominations Is not in compliance with such foregoing provisions, to declare that such nomination to be defective and that it shall be disregarded.

(e)	For the purposes of this Section 1.2:

(i)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com;

(ii)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada, and all applicable securities laws of the United States.

(f)

Notwithstanding any other provision of By-Law No. 1 of the Corporation, notice given to the secretary of the Corporation pursuant to this section 1.2 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a Saturday or a holiday or later than 5:00 p.m. (Toronto time) on a day which is a Saturday or a holiday, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is not a Saturday or a holiday.

ARTICLE II – EFFECTIVE DATE

2.1	Effective Date.

This by-law shall come into force when enacted by the directors, subject to the provisions of the Act.

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APPENDIX C:
AMENDED AND RESTATED BY-LAW NO. 1

ARTICLE 1
INTERPRETATION

1.1          Definitions

In this by-law:

“Act” means the Business Corporations Act (Ontario) and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation;

“auditor” means the auditor of the Corporation;

“board” means the board of directors of the Corporation;

“by-law” means a by-law of the Corporation;

“Chair” means the chairperson of the board;

“Corporation” means the corporation incorporated under the Company Act (Québec) on February 25, 1986 and continued under the Act on August 18, 2011 under the name “AURICO GOLD INC. / OR AURICO INC.”;

“director” means a director of the Corporation;

“officer” means an officer of the Corporation, and reference to any specific officer is to the individual holding that office of the Corporation;

“person” means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

“proxyholder” means an individual holding a valid proxy for a shareholder;

“resident Canadian” has the meaning ascribed to that phrase in the Act;

“shareholder” means a shareholder of the Corporation;

“telephonic or electronic means” means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and

“voting person” means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

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1.2          Number, Gender and Headings

In this by-law, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.3          By-Law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.4          Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act.

ARTICLE 2
DIRECTORS

2.1          Notice of Meeting

Any director or the president may call a meeting of the board by giving notice stating the date, time and place of the meeting to each of the directors other than the director giving that notice. Notices sent by delivery or by telephonic or electronic means shall be sent no less than 48 hours before the time of the meeting. Notices sent by mail shall be sent no less than five days before the day of the meeting.

The board may appoint, by resolution, dates, time and places for meetings of the board. A copy of any such resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such meeting except as the Act may specifically require.

2.2          Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.3          Place of Meeting

A meeting of the board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

2.4          No Notice to Newly Appointed Director

An individual need not be given notice of the meeting at which that individual is appointed by the other directors to fill a vacancy on the board, if that individual is present at that meeting.

2.5          Quorum for Board Meetings

Subject to the requirements under the Act, a quorum for any meeting of the board shall consist of a majority of the directors of the Corporation. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all of the powers of the directors.

2.6          Chairman of Board Meetings

The chairman of any meeting of the board shall be the first mentioned of the following persons who is a director and present at the meeting: the Chair, the lead director (if appointed) or the president. If no such person is present, then the directors present at the meeting shall choose one of their number to chair the meeting.

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2.7          Votes at Board Meetings

Each director present at a meeting of the board shall have one vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. The chairman of the meeting shall not have a second or casting vote.

2.8          Officers

Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

ARTICLE 3
MEETINGS OF SHAREHOLDERS

3.1          Notice of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the date, time and place of the meeting to be sent to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be sent no less than 21 days and no more than 50 days before the meeting, if the Corporation is an offering corporation (as defined in the Act), or no less than 10 days and no more than 50 days before the meeting if the Corporation is not an offering corporation.

3.2          Chairman and Secretary of a Meeting of Shareholders

The chairman of any meeting of shareholders shall be the first mentioned of the following persons who is present at the meeting: the Chair, the lead director (if appointed), the president or a vice-president. If no such person is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote thereat shall choose one of their number to chair the meeting. The corporate secretary of the Corporation (if appointed), if present, shall be secretary of any meeting of shareholders. Notwithstanding the foregoing, the chairman of the meeting may appoint a person, who need not be a shareholder, to act as secretary of the meeting.

3.3          Quorum at Meetings of Shareholders

A quorum for any meeting of shareholders shall consist of at least two persons present and holding or representing by proxy not less than 25% of the total number of the issued and outstanding shares of the Corporation entitled to vote at such meeting. If quorum is present at the commencement of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If quorum is not present at the commencement of any meeting of the shareholders, the chairman of the meeting may adjourn the meeting to a fixed time and place but may not transact any other business.

3.4          Chairman’s Vote

The chairman of any meeting of shareholders shall not have a second or casting vote.

3.5          Voting

Unless the chairman of a meeting of shareholders directs a ballot, or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has one vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect.

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3.6          Scrutineers

The chairman of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.7          Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and, if any, the Chair, the lead director and the President, as well as others permitted by the chairman of the meeting.

3.8          Meeting by Telephonic or Electronic Means

A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting.

3.9          Adjournments

The chairman of any meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the reconvened meeting following the adjournment, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the reconvened meeting following the adjournment shall be given as for an original meeting. Any business may be brought before or dealt with at any reconvened meeting following an adjournment for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

Any reconvened meeting following an adjournment shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the reconvened meeting. If there is no quorum present at the reconvened meeting, the original meeting shall be deemed to have been terminated forthwith after its adjournment.

3.10        Procedure

The chairman of any meeting of shareholders shall determine all aspects of the proceedings thereat and his or her decisions on any matter, including the validity or invalidity of a proxy and the admissibility or inadmissibility of a proposal, shall be conclusive and binding upon the shareholders.

ARTICLE 4
SECURITY CERTIFICATES, PAYMENTS

4.1	Certificates

(a)

Subject to Section 4.1(b), security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

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(b)

Unless otherwise provided in the articles, the board may provide by resolution that any or all classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

4.2          Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder at that holder’s address appearing on the register of shareholders, unless that holder otherwise directs in writing. By sending a cheque, as provided in this by-law, in the amount of the dividend less any tax that the Corporation is required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation.

4.3          Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.4          Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.5          Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

ARTICLE 5
SIGNATORIES, INFORMATION

5.1          Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

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(b)	any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.2          Facsimile or Electronic Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.3          Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

5.4          Financial Year End

The financial year of the Corporation shall terminate on a date to be determined by the directors of the Corporation and thereafter on the anniversary date thereof in each year, until changed by resolution of the directors of the Corporation.

ARTICLE 6
PROTECTION AND INDEMNITY

6.1          Transactions with the Corporation

No director or officer shall be disqualified, by virtue of being a director, or by holding any other office of, or place of profit under, the Corporation or any body corporate in which the Corporation is a shareholder or is otherwise interested, from entering into, or from being concerned or interested in any manner in, any contract, transaction or arrangement made, or proposed to be made, with the Corporation or any body corporate in which the Corporation is interested and no such contract, transaction or arrangement shall be void or voidable for any such reason. No director or officer shall be liable to account to the Corporation for any profit arising from any such office or place of profit or realized in respect of any such contract, transaction or arrangement. Except as required by the Act, no director or officer must make any declaration or disclosure of interest or, in the case of a director, refrain from voting in respect of any such contract, transaction or arrangement.

6.2          Limitation of Liability

Subject to the Act, no director or officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or act for conformity;

(c)	any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation;

(d)	the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested;

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(e)	any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.

6.3          Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.4          Indemnity of Directors and Officers

As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person (as defined in this section) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been a director or officer of the Corporation or of a body corporate or by reason of having acted in a similar capacity for an entity if:

(a)	the Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation or as the case may be, to the interests of the other entity; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that the conduct was lawful.

“Indemnified Person” means

(a)	each director and former director of the Corporation;

(b)	each officer and former officer of the Corporation;

(c)	each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity; and

(d)	the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (c).

6.5          Advances by the Corporation

The Corporation shall advance monies to an Indemnified Person for the costs, charges and expenses of a proceeding referred to in Section 6.4 provided the Indemnified Person shall repay such monies if the Indemnified Person does not fulfil the duties of Subsections 6.4(a) and (b).

6.6          Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for any rights, immunities and protections to which an Indemnified Person is otherwise entitled under the Act or as the law may permit or require.

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6.7          Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Subsection 6.4 as the board may determine.

ARTICLE 7
NOTICES

7.1          Procedure for Sending Notices

Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee on the books of the Corporation and delivered in person, sent by prepaid first class mail or sent by any telephonic or electronic means of sending messages, including telex or facsimile transmission, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by telephonic or electronic means or on the fifth day after it was mailed.

7.2          Notices to Successors in Title

Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been entered on the Corporation’s share register.

7.3          Notice to Joint Shareholders

Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint shareholders and sent to the address for them on the Corporation’s register of shareholders, or to the first such address if there is more than one.

7.4          Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature.

7.5          Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:

(a)	by accident, notice was not sent to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of that notice.

7.6          Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.

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ARTICLE 8
REPEAL OF FORMER BY-LAWS

8.1          Former By-Laws May be Repealed

The board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

8.2          Repeal of By-Laws

All previous by-laws of the Corporation, including but not limited to the existing By-law No. 1 (pre amendment and restatement) and By-laws Nos. XXIV and XXV of the Corporation, are repealed.

8.3          Effect of Repeal of By-Laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

ARTICLE 9
EFFECTIVE DATE

9.1          Effective Date

This Amended and Restated By-Law No. 1 shall come into force with effect as of and from such date as of the date hereof.

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Any questions and requests for assistance may be directed to AuRico Gold Inc.’s Proxy Solicitation Agent:

North American Toll-Free Phone:

1-800-254-9280

Banks, Brokers and Collect Calls: 201-806-2222
Toll-Free Fax: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com